Exhibit 99.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

NCR Corporation

Moon S.P.V. (Subsidiary) Ltd.

and

Retalix Ltd.

Dated as of November 28, 2012

Section	Page

1.	DEFINITIONS		1
	1.1	Definitions	1
2.	THE MERGER		11
	2.1	The Merger	11
	2.2	Effect of the Merger	12
	2.3	Closing; Effective Time	12
	2.4	Articles of Association	12
	2.5	Directors and Officers	12
	2.6	Effect on Shares	13
	2.7	Company Options	13
	2.8	Closing of the Company’s Transfer Books	16
	2.9	Payment Procedures	16
	2.10	Withholding Rights	19
	2.11	Further Actions	20
3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY		20
	3.1	Organization and Qualification; Company Subsidiaries	21
	3.2	Company Charter Documents	21
	3.3	Capitalization	22
	3.4	Authority Relative to This Agreement	23
	3.5	No Conflict; Required Filings and Consents	24
	3.6	Permits; Compliance	25
	3.7	SEC Filings; TASE Filings; Financial Statements	25
	3.8	Absence of Certain Changes or Events	29
	3.9	Absence of Litigation	29
	3.10	Employee Benefit Plans	29
	3.11	Labor and Employment Matters	32
	3.12	Proxy Statement	34
	3.13	Real Property and Leases	34
	3.14	Intellectual Property	35
	3.15	Taxes	40
	3.16	Environmental Matters	43
	3.17	Material Contracts	44

i

Section	Page

	3.18	Insurance	46
	3.19	Title to Assets	47
	3.20	Governmental Grants	47
	3.21	Brokers	48
	3.22	Vote Required; Takeover Laws	48
	3.23	Suppliers and Customers	48
	3.24	Certain Business Practices	48
	3.25	Affiliate and Interested Party Transactions	48
	3.26	Encryption and Other Restricted Technology; Export Compliance	49
	3.27	Restrictions on Business Activities	49
	3.28	Product Claims	49
	3.29	Privacy; Data Protection; PCI Compliance	49
	3.30	Annual Operating Plan	50
	3.31	No Other Representations or Warranties	50
4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		50
	4.1	Corporate Organization	50
	4.2	Authority Relative to This Agreement	51
	4.3	No Conflict; Required Filings and Consents	51
	4.4	Financing	52
	4.5	Absence of Litigation	52
	4.6	Information Supplied by Parent and Merger Sub	52
	4.7	Merger Sub	52
	4.8	Vote Required	52
	4.9	Brokers	52
5.	CONDUCT OF BUSINESS PENDING THE MERGER		53
	5.1	Conduct of Business by the Company Pending the Merger	53
6.	ADDITIONAL AGREEMENTS		56
	6.1	Access to Information; Confidentiality	56
	6.2	No Solicitation	57
	6.3	Merger Proposal	61
	6.4	Proxy Statement	62

ii

Section	Page

	6.5	Company General Meeting	62
	6.6	Employee Benefits Matters	63
	6.7	Directors’ and Officers’ Indemnification and Insurance	64
	6.8	Notification of Certain Matters	65
	6.9	Litigation	65
	6.10	Consents and Approvals	65
	6.11	HSR Act Filing and Other Antitrust Notifications	66
	6.12	Delisting	67
	6.13	Further Assurances	67
	6.14	Public Announcements	68
	6.15	Conveyance Taxes	68
	6.16	No Control of the Company’s or Parent’s Operations	68
7.	CONDITIONS TO THE MERGER		68
	7.1	Conditions Precedent to the Obligations of Parent and Merger Sub	68
	7.2	Conditions Precedent to the Obligations of the Company	70
8.	TERMINATION, AMENDMENT AND WAIVER		72
	8.1	Termination	72
	8.2	Effect of Termination	74
	8.3	Fees and Expenses	74
9.	GENERAL PROVISIONS		75
	9.1	Amendment	75
	9.2	Waiver	75
	9.3	No Survival of Representations	75
	9.4	Notices	75
	9.5	Severability	76
	9.6	Entire Agreement; Assignment	77
	9.7	Parties in Interest	77
	9.8	Specific Performance	77
	9.9	Governing Law	77
	9.10	Waiver of Jury Trial	77
	9.11	General Interpretation	78
	9.12	Counterparts	79

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 28, 2012 (this “Agreement”), among NCR Corporation, a Maryland corporation (“Parent”), Moon S.P.V. (Subsidiary) Ltd, a private company formed under the laws of the State of Israel and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Retalix Ltd., a public company formed under the laws of the State of Israel (the “Company”).  Each of Parent, Merger Sub and the Company is referred to individually as a “party” and collectively as the “parties.”  Capitalized terms used in this Agreement are defined in Section 1.

W I T N E S S E T H :

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”), on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Parent has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its stockholders and (ii) approved, adopted and declared advisable this Agreement in accordance with the laws of the State of Maryland;

WHEREAS, the respective boards of directors of Merger Sub and the Company have each approved this Agreement and the Transactions and approved and declared advisable this Agreement, in each case in accordance with the provisions of the Israeli Companies Law;

WHEREAS, prior to the execution and delivery of this Agreement, and in order to induce Parent to enter into this Agreement and consummate the Merger, certain shareholders of the Company set forth on Exhibit A (the “Voting Undertaking Company Shareholders”) have entered into and are delivering certain undertakings to Parent and Merger Sub, each dated as of the date hereof (the “Voting and Support Agreements”); and

WHEREAS, prior to the execution and delivery of this Agreement, and as a material inducement to Parent’s willingness to enter into this Agreement, Joshua Sheffer has entered into and is delivering to Parent a retention agreement (the “Sheffer Retention Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

1.             Definitions

1.1           Definitions.

(a)           For purposes of this Agreement, the following terms have the following meanings:

“102 Trustee” means, with respect to any Company Option, the trustee who holds or controls such Company Option and the underlying Company Shares issuable upon exercise of such Company Option pursuant to the provisions of Section 102.

“Acquired Companies” means the Company and the Company Subsidiaries.

“Acquisition Proposal” means any proposal with respect to a merger, amalgamation, consolidation, share exchange, tender offer, exchange offer, recapitalization, business combination or similar transaction involving any Acquired Company; any purchase or other acquisition, in one transaction or a series of transactions, of all or any significant portion of the business or assets of any Acquired Company (including by way of a license or lease of such assets); any direct or indirect purchase or other acquisition, in one transaction or a series of transactions, of twenty-five percent (25%) or more of the Company Securities; any transaction in which any person or group (as that term is used in Section 13(d)(3) of the Exchange Act) would obtain control of the Company; any similar transaction or business combination involving any Acquired Company or any of its affiliates, businesses, Company Securities or assets; or any other transaction which is likely to have the effect of preventing or materially delaying the Transactions.  An Acquisition Proposal includes a Superior Proposal.

“affiliate” means, in respect of any specified person, a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner” has the meaning set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act.

“Book-Entry Shares” means Company Shares held in uncertificated book-entry form.

“Business Day” means, for all purposes other than as set forth below with relation to Section 6.3, any day other than Saturday or Sunday or a day on which banks are legally permitted or required to be closed in either New York, New York or the State of Israel, provided that (a) any Friday shall not be considered to be a day on which banks are legally permitted or required to be closed in the State of Israel and (b) where any action is required to be taken, or an event is to occur, on a Friday as a consequence of clause (a) above, such action shall instead be taken and such event shall occur on the next following Business Day (disregarding clause (a) above).  For purposes of Section 6.3, the term “Business Day” shall have the meaning ascribed to the term “business day” in the Israeli Companies Regulations (Merger), 5760 – 2000.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Board” means the board of directors of the Company.

“Company Option” means each outstanding option, whether vested or unvested, to purchase Company Shares, including those granted under the Company Option Plans, but excluding the Company Warrants.

“Company Option Plans” means the Second 1998 Share Option Plan, the 2004 Israeli Share Option Plan and the Ritz Ltd. 2009 Share Incentive Plan of the Company.

“Company Warrants Certificates” means certificates evidencing Company Warrants.

“Companies Registrar” means the Registrar of Companies of the State of Israel.

“Company Charter Documents” means the memorandum of association of the Company and the articles of association of the Company, in each case as amended to date.

“Company Shares” means the ordinary shares, nominal value NIS 1.00 per share, of the Company.

“Company Warrants” means all issued and outstanding warrants to purchase Company Shares.

“Contract” means any written or oral agreement, contract, subcontract, lease, instrument, note, indenture, bond, debenture, option, warranty, purchase order, license, sublicense or other legally binding arrangement, understanding, commitment, undertaking or forbearance of any nature.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“End-User License” means a Contract between an Acquired Company and an end-user customer thereof entered into in the ordinary course of business that (a) grants such end-user customer a nonexclusive, nontransferable (except to the successor of such end-user customer), and nonsublicensable (except solely for the benefit of such end-user customer) right to use any Software Products and (b) to the knowledge of the Company, reflects, in all material respects, industry standard terms.

“Environmental Laws” means any Israeli, United States or other federal, state, local or foreign Law relating to (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances, (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances, or (c) pollution or protection of the environment, health or natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Company or any Company Subsidiary and which, together with the Company or any Company Subsidiary, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 40001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Authority” means any  (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal), or (d) multinational organization, entity or body or individual exercising, or entitled to exercise, any executive, legislative, judicial, administrative, arbitral, regulatory, police, military or Taxing authority or power of any nature (including persons acting as arbitrators, alternative dispute resolution organizations and stock exchanges).

“Governmental Grant” means any grant, incentive, Tax incentive, subsidy, award, participation, exemption, status, cost-sharing arrangement, reimbursement arrangement, credit, offset or other benefit, relief or privilege, other than a Funding Grant, that is provided or made available by or on behalf of or under the authority of the Investment Center, the State of Israel, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

“Hazardous Substances” means (a) those substances defined in or regulated as hazardous or toxic substances, materials or wastes under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder:  the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, (b) petroleum and petroleum products, including crude oil and any fractions thereof, (c) natural gas, synthetic gas, and any mixtures thereof, (d) polychlorinated biphenyls, asbestos and radon, (e) any other contaminant, and (f) any substance, material or waste regulated as a hazardous or toxic substance, material or waste by any Governmental Authority pursuant to any Environmental Law.

“Intellectual Property” means all:  (a) patents, including (i) utility patents and models, design patents and similar rights, (ii) patents resulting from reexaminations, reissues, oppositions, supplemental examinations and other review procedures thereof or relating thereto, and provisional and original applications for the same, including all divisions, provisional applications, continuations, continuations-in-part, reexamination, and reissue applications thereof or therefor, and (iii) extensions, renewals, and substitutions of all of the foregoing (collectively, “Patents”), (b) industrial and community designs and similar rights and applications to register and registrations for the same, (c) copyrights and similar rights, whether registered or unregistered, including database rights, and moral rights, and applications to register and registrations of the same, including renewals, extensions, restorations, and revisions thereof, (d) trademarks, service marks, certification marks, collective marks, trade names, business names, assumed names, fictitious names, brand names, product names, service names, phrases, logos, symbols, trade dress, and other indicia of origin, whether registered or unregistered, and domain names, (collectively, “Marks”), and applications to register and registrations for the same, including renewals and extensions thereof, and goodwill associated therewith, (e) software, firmware, middleware, and other computer programs and code (in source code, object code, and any other format) and related databases, instructions, and documentation (collectively, “Software”), (f) ideas, discoveries, inventions, invention disclosures, innovations, creations, developments, improvements, methods, processes, plans, schematics, formulae, drawings, know how, other technical information and technology, customer lists, business and marketing plans, business and marketing information, other published and unpublished works of authorship (including compilations and databases), and other trade secrets and confidential or nonpublic information (with “Trade Secrets” referring to Software and all of the foregoing in this subjection (f) which are trade secrets as that term is defined in United States Uniform Trade Secret Act), and trade secret rights, including those associated with the Trade Secrets, and (g) other intellectual and industrial property and intellectual and industrial property rights, along with all rights to apply for, register, and obtain any of the foregoing and all rights associated with any of the foregoing, in all cases throughout the world.

“Investment Center” means the Investment Center of the Ministry of Industry, Trade and Labor established under the Israel Law for the Encouragement of Capital Investments, 1959.

“IP Contracts” means, collectively, all (a) Contracts, other than Shrink-Wrap Licenses, pursuant to which any of the Acquired Companies acquired any ownership of, licenses, or is otherwise granted or conveyed any rights under or to use or otherwise exploit, any Material Intellectual Property of any person, (b) Contracts, other than End-User Licenses with customers of the Acquired Companies, pursuant to which any of the Acquired Companies has (i) provided ownership of, licensed, or otherwise granted or conveyed any rights under or to use or otherwise exploit, any Material Company IP to any person, or (ii) granted or otherwise conveyed any rights under or to use or otherwise exploit any Third Party IP to any other person.

“ISA” means the Israeli Securities Authority.

“Israeli Companies Law” means the Israeli Companies Law, 5759-1999 (including those portions of the Israeli Companies Ordinance [New Version] 5743-1983 that continue to be in effect) and the regulations promulgated thereunder.

“Israeli Employees” mean any current employees of any Acquired Company that are subject to Israeli labor law.

“Israeli Governing Authority” means ISA and/or TASE.

“Israeli Securities Law” means the Israeli Securities Law, 1968 and the regulations promulgated thereunder.

“Israeli Tax Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961.

“IT Assets” means the Acquired Companies’ Software, hardware (including computers, servers, workstations, routers, hubs, switches, and the like), data communications lines, all other information technology equipment and products, and all associated documentation.

“Key Employees” means the individuals set forth in an instrument signed by Parent and the Company on or prior to the date hereof.

“Key Executives” means the individuals set forth in an instrument signed by Parent and the Company on or prior to the date hereof.

“knowledge of the Company” means the actual knowledge of the individuals set forth in Section 1.1(c) of the Company Disclosure Schedule.

“Law” means any United States, Israeli or other law (statutory, common or otherwise), including any statute, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of a Governmental Authority.

“Lien” means any lien, claim, charge, mortgage, encumbrance, pledge, security interest, debenture, option, right of first refusal, preemptive right or other restriction of any kind or nature, any restriction on the transfer of any security or asset or any restriction on the use, possession exercise, transfer or any other attribute of ownership of any asset.

“Material Adverse Effect” means any event, condition, circumstance, development, change or effect, individually or in the aggregate, that is or is reasonably likely to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole, or on the Company’s ability to timely consummate the Merger and the other Transactions in accordance with the terms of this Agreement; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect, and shall not be taken into account in assessing whether there has been or will be a Material Adverse Effect: (a) events, conditions, circumstances, developments, changes and effects that result from, arise out of or otherwise relate to general economic conditions in the industries in which the Acquired Companies operate, or that generally affect such industries as a whole, (b) events, conditions, circumstances, developments, changes and effects that result from, arise out of or otherwise relate to general economic conditions in the U.S., Israel or elsewhere in the world (including financial exposures associated with currency exchange rate fluctuations and the effect of any such fluctuations on a person’s results of operations), (c) changes in applicable Law or U.S. GAAP, or the interpretations thereof by any Governmental Authority (d) events, conditions, circumstances, developments, changes and effects that result from, arise out of or otherwise relate to any act of terrorism, war (whether declared or otherwise, and including the worsening or escalation of any pre-existing conflict), national or international calamity, natural disaster or any other similar event, (e) events, conditions, circumstances, developments, changes and effects that result from, arise out of or otherwise relate to the public announcement or consummation (or anticipated consummation) of the Transactions (including the identities of Parent and Merger Sub and any litigation brought by any shareholder of the Company, solely in a shareholder capacity, on such shareholder’s own behalf or on behalf of the Company against the Company or any of its directors or officers as a result of, or in connection with, the execution of this Agreement or the consummation of the Transaction), or of any action required by the terms of this Agreement or otherwise with the consent or agreement of Parent or Merger Sub, or (f) events, conditions, circumstances, developments, changes and effects that result from, arise out of or otherwise relate to any failure by any person to meet any internal or published projections, forecasts or revenue or earnings projections for any period ending on or after the date of this Agreement or any decline in the market price or trading volume of such person’s stock (but not, in each case, the underlying cause of any such failure or decline unless such underlying cause or decline would otherwise be excepted from this definition); provided, in the case of each of clauses (a) through (d), that the Acquired Companies are not disproportionately affected thereby relative to other companies of comparable size in the same industries and geographies in which the Acquired Companies operate and where there is such a disproportionate effect only the incremental effect of such disproportionality shall be included in the assessment of whether such events, conditions, circumstances, developments, changes and effects, individually or in the aggregate, constitute a Material Adverse Effect.

“Material Intellectual Property” means (a) all Software Products, (b) all Intellectual Property listed or required to be listed in Section 3.14(a)(i) and Section 3.14(a)(ii) of the Company Disclosure Schedule, and (c) all other Intellectual Property (including all other Software) owned, licensed, used or otherwise exploited by any of the Acquired Companies that is, or the ownership, protection, enforcement, licensing, use or other exploitation of which is material to the businesses of the Acquired Companies.

“Material Subsidiaries” mean Ritz Holdings Inc., Ritz U.S.A Inc., Ritz (UK) Limited, Ritz France SARL and Ritz Australia PTY Ltd.

“NASDAQ” means the NASDAQ Stock Market.

“OCS” means the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel.

“OCS Notification” means a notification by the Company to the OCS of the Transactions.

“OCS Undertaking” means such undertaking to the OCS as is required of Parent as a consequence of the Transactions and as a condition thereto, in the OCS’s standard form.

“Open Source Software” means any Software licensed, distributed, or otherwise made available as “open source” or under any similar licensing or distribution model or terms. Without limiting the foregoing, Open Source Software include any Software licensed under any version of the GNU General Public License (GPL), Lesser/Library GPL (LGPL), GNU Affero General Public License, Artistic License (e.g., PERL), Mozilla Public License, the Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards Source License (SISSL), BSD License, Red Hat Linux, the Apache License, or any other license listed at www.opensource.org.

“Per Share Amount” means $30.00.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity, government, or political subdivision, agency or instrumentality of a government.

“Personally Identifiable Information” means any information that can be used to identify a specific individual as defined by applicable Law in the relevant jurisdiction, such as the individual’s name, address, telephone number, fax number, email address, credit card or financial or bank account number, medical information, or health insurance information.

“Processing” means the collection, maintenance, storage, accessing, transfer, processing, receiving, transmitting, use or disclosure of any Personally Identifiable Information.

“Related Party” means any officer, director or a shareholder holding at least five percent (5%) of the outstanding share capital of any Acquired Company, and any member of such shareholder’s, director’s, or officer’s immediate family.

“Representative” means the directors, officers, employees, agents (including financial and legal advisors) and other representatives of a person.

“Retention Agreements” means retention agreements to be entered into between the Key Executives and the Company and Parent.

“SEC” means the Securities and Exchange Commission or any successor thereto.

“Section 102” means Section 102 of the Israeli Tax Ordinance and the regulations and rules promulgated thereunder, as amended.

“Securities Act” means the Securities Act of 1933, as amended.

“Shrink-Wrap License” means a generally and commercially available license, having standardized terms, granting end users the right to use generally and commercially available off-the-shelf Software available for a cost of not more than $25,000, U.S. funds, for a fully-paid up license for a single user or work station (or $1,000,000 in the aggregate for all users and work stations) and that is not material to the business of any of the Acquired Companies or its conduct.

“Software Product” means Software which is licensed or sublicensed or otherwise offered, provided, distributed, made available, or commercialized (including by way of “Software as a service” offerings, on a hosted basis, or otherwise), or is being developed and contemplated to be commercially released within twelve (12) months from the date hereof, by or for any of the Acquired Companies to any other person.  Except for purposes of Section 3.14(a), references to Software Products also refer to Updates of such Software Products.

“subsidiary” or “subsidiaries” of the Company, the Surviving Company, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Superior Proposal” means any bona fide written offer or proposal, not solicited, initiated or encouraged in violation of Section 6.2, made by a Third Party to consummate a merger, amalgamation, consolidation, share exchange, tender offer, exchange offer, recapitalization, business combination or similar transaction involving any Acquired Company, to purchase or acquire, in one transaction or a series of transactions, all or substantially all of the business or assets of the Acquired Companies (taken as a whole) (including by way of license or lease of such assets), or to acquire, directly or indirectly, all of the equity securities of the Company entitled to vote generally in the election of directors, if and only if (a) the Company Board determines in good faith (after consultation with its financial advisor (which must be an internationally recognized investment banking firm) and outside counsel) that (i) the proposed transaction would be more favorable from a financial point of view to the Company’s shareholders than the Merger, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been proposed by Parent and (ii) the proposed transaction is likely to be consummated, taking into account all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal and having regard to the likelihood of obtaining all equivalent governmental and third party approvals and consents as are required in respect of the Merger and Parent, and (b) such proposal is not subject to any due diligence or financing condition (and if financing is required, such financing is then fully committed to the Third Party).

“TASE” means the Tel Aviv Stock Exchange.

“Tax” or “Taxes” means (a) all federal, state, local, foreign and other net income, gross income, gross receipts, value-added, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, assessments or charges of the nature of taxation of any kind whatsoever, together with any interest, any penalties or additions to tax with respect thereto, and including any fees or penalties imposed on a person in respect of any information included in any Tax Return made to a Governmental Authority, (b) any liability for payment of amounts described in clause (a) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of Law, and (c) any liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person in respect of the foregoing.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Governmental Authority (or any agent thereof) relating to Taxes.

“Third Party” means any person other than Parent and its subsidiaries (including Merger Sub) and the respective Representatives of Parent and its subsidiaries.

“Updates” means all updates, upgrades, bug-fixes, patches, error corrections, enhancements pertaining to Software Products.

The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	3.9
Agreement	Preamble
Annual Operating Plan	3.30
Antitrust Division	6.11(a)
Change in Recommendation	6.2(b)
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Board Recommendation	6.2(b)
Company Disclosure Schedule	3
Company General Meeting	6.5(a)
Company Leased Real Property	3.13(b)

Defined Term	Location of Definition
Company Material Contracts	3.17(a)
Company-Owned Real Property	3.13(a)
Company Securities	3.3(c)
Company Share Certificate	2.8
Company Subsidiary	3.1(b)
Confidentiality Agreement	6.1(b)
Continuing Obligations	2.7(a)(i)
Customer Transferred IP	3.14(b)
Designated Superior Proposal	6.2(c)(ii)
Effective Time	2.3
Effective Time Unexercisable Option Portion	2.7(a)(i)
Exchange Fund	2.9(a)
Exchange Ratio	2.7(a)(i)
Fee	8.3(a)
FINRA	4.3(b)
FTC	6.11(a)
Funding Grant	3.14(p)
Grant Date	3.3(e)
HSR Act	3.5(b)
Indemnified Person	6.7(a)
Interim Option Ruling	2.7(a)(v)
Intervening Event IRS	6.2(b)(iii) 3.10(a)
Israeli Option Tax Ruling	2.7(a)(v)
Israeli Reporting Documents	3.7(b)
Lease Agreement	3.13
Material Company IP	3.14(b)
Marks	Definition of “Intellectual Property”
Matching Period	6.2(c)(iv)
Material Customer	3.17(a)(xi)
Material Supplier	3.17(a)(xi)
Merger	Recitals
Merger Certificate	2.3
Merger Consideration	2.6(a)
Merger Proposal	6.3
Merger Sub	Preamble
Merger Notice	2.3
Multiemployer Plan	3.10(b)
Multiple Employer Plan	3.10(b)
Non-U.S. Benefit Plan	3.10(h)
Notice of Designated Superior Proposal	6.2(c)(iii)
NYSE	2.7(a)(i)
OCS IP	3.14(p)
OCS Products	3.14(p)
102 Trust Period	2.7(a)(iii)

Defined Term	Location of Definition
Outbound IP Contracts	3.14(o)
Outside Date	8.1(b)
Parent	Preamble
Parent Common Stock	2.7(a)(i)
party	Preamble
parties	Preamble
Patent	Definition of “Intellectual Property”
Paying Agent	2.9(a)
Permits	3.6
Plans	3.10(a)
Pre-closing Amount	2.09(a)
Proxy Statement	3.12
Registered Company IP	3.14(a)
Required Shareholder Vote	3.22
Retained Employees	6.6(a)
SEC Reports	3.7(a)
Sheffer Retention Agreement	Recitals
Software	Definition of “Intellectual Property”
SOX	3.7(a)
Specified Action	6.2(c)
Surviving Company	2.1
Terminating Option	2.7(a)(iii)
Third Party IP	3.14(e)
Trade Secrets	Definition of “Intellectual Property”
Transactions	Recitals
2011 Balance Sheet	3.7(d)
2012 Annual Operating Plan	3.30
Unexercisable Option Consideration	2.7(a)(i)
U.S. GAAP	3.7(c)
U.S.RPHC	3.15(k)
Valid Certificate Voting and Support Agreement	2.10(a) Recitals
Voting Undertaking Company Shareholders	Recitals
Warrant Consideration Withholding Tax Declaration	2.7(b) 2.9(b)
Withholding Tax Ruling	2.10(b)

2.             The Merger

2.1           The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Israeli Companies Law, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet).  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”).

2.2           Effect of the Merger.  At the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Israeli Companies Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

2.3          Closing; Effective Time.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York on a date to be designated by Parent and the Company (the “Closing Date”), which shall be no later than the third Business Day after the satisfaction or waiver, by the party who is entitled to waive such condition and to the extent permitted by Law, of the conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied at the Closing (including the receipt by the parties of the Certificate of Merger at or after the Closing), but subject to the satisfaction of such conditions, or waiver thereof by the party who is entitled to waive such conditions and to the extent permitted by Law, at the Closing (or after the Closing with respect to the Merger Certificate). At the Closing Date, Merger Sub and the Company shall each, in coordination with each other, deliver to the Companies Registrar a notice (each, a “Merger Notice”) informing the Companies Registrar that all conditions to the Merger under the Israeli Companies Law have been met and requesting that the Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law (the “Merger Certificate”).  The Merger shall become effective upon the issuance by the Companies Registrar, at or after the Closing, of the Merger Certificate in accordance with Section 323(5) of the Israeli Companies Law (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

2.4           Articles of Association.  The parties shall take all actions necessary so that the Articles of Association of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of association of the Surviving Company, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company, until amended thereafter in accordance with applicable Law.

2.5           Directors and Officers.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company, each to hold office in accordance with the Articles of Association of the Surviving Company, and, except as determined by Parent or Merger Sub prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

2.6           Effect on Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)           Subject to Section 2.6(b), as of the Effective Time each of the Company Shares issued and outstanding immediately prior to the Effective Time shall no longer be outstanding, shall automatically be canceled and retired and shall cease to exist, and each holder of: (i) a certificate which immediately prior to the Effective Time represented any such Company Shares (each, a “Certificate”), or (ii) book entry shares (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate (or affidavits of loss in lieu thereof) or Book Entry Shares in accordance with Section 2.9, the Per Share Amount in cash, without interest thereon (the “Merger Consideration”), for each such Company Share.  If, between the date of this Agreement and the Effective Time, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Per Share Amount and the Merger Consideration shall be adjusted to the extent appropriate for all purposes of this Article 2.

(b)           Each Company Share owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made and no consideration of any kind shall be delivered with respect thereto.

(c)           Each Ordinary Share, NIS0.01 of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid Ordinary Share of the Surviving Company.

2.7           Company Options.

(a)           Company Options.

(i)           At the Effective Time, by virtue of the Merger and without any action on the part of the holders of Company Options, the portion of each outstanding Company Option that is unvested and unexercisable immediately prior to the Effective Time (an “Unvested Company Option”) shall be automatically converted into the right to receive an amount of cash by the holder of such Unvested Company Option determined by multiplying (1) the excess, if any, of the Per Share Amount over the applicable per share exercise price of such Unvested Company Option, by (2) the number of Company Shares subject to such Unvested Company Option (the “Unvested Option Consideration”).  The Unvested Option Consideration will be subject to the same terms and conditions applicable to the Unvested Company Option immediately prior to the Effective Time, including vesting restrictions and continued service requirements (collectively, the “Continuing Obligations”), except for administrative changes that are not adverse to the holder of the Unvested Company Option or to which the holder consents.  Payment of the Unvested Option Consideration in respect of an Unvested Company Option shall be made, subject to such terms and conditions, on the vesting dates applicable to the Unvested Company Option as described in this clause (i) and in accordance with, and subject to the provisions of, clause (iii), and shall be further subject to all applicable deductions and withholdings required by Law to be withheld in respect of such payment.

(ii)           At the Effective Time, the portion of each outstanding Company Option that is vested and exercisable immediately prior to the Effective Time (a “Vested Company Option”) shall in each case be canceled at the Effective Time and shall be converted automatically into the right to receive, as soon as practicable after the Effective Time, an amount in cash, without interest thereon, determined by multiplying (1) the excess, if any, of the Per Share Amount over the applicable exercise price of such Vested Company Option, by (2) the number of Company Shares subject to such Vested Company Option (after giving effect to any acceleration provided under the applicable stock option agreement) (the “Vested Option Consideration”).  Payment of such Vested Option Consideration shall be subject to all applicable deductions and withholdings required by Law to be withheld in respect of such payment.

(iii)           Notwithstanding anything to the contrary set forth in this Section 2.7 or elsewhere in this Agreement, Parent shall, within three (3) days following the Effective Time, deliver: (A) the consideration payable in respect of any Company Option granted under the capital gains route of Section 102 and held by the 102 Trustee, including any Unvested Option Consideration in respect of Company Options so granted (the “Section 102 Option Consideration”), to the 102 Trustee pursuant to the provisions of Section 102 and the Israeli Option Tax Ruling, if obtained, to be held and released in accordance with the agreement with the 102 Trustee, applicable Law (including the provisions of Section 102, including the lapse of the minimum trust period required by Section 102 (the “102 Trust Period”)) and the Israeli Option Tax Ruling, if obtained (or any other approval from the Israeli Tax Authority received either by the Company or Parent), and (B) any consideration payable in respect of any Company Option that is not Section 102 Company Option Consideration (the “Non-Section 102 Option Consideration”), directly to the applicable Company’s foreign subsidiaries.  The 102 Trustee and the applicable Company’s foreign subsidiaries shall be entitled to withhold any amounts required in accordance with applicable Law and the Israeli Option Tax Ruling, if obtained (or any other approval from the Israeli Tax Authority received either by the Company or Parent).  Subject to the following restrictions, Parent shall procure that the 102 Trustee and the applicable Company’s foreign subsidiaries shall pay the Section 102 Option Consideration and the Non-Section 102 Option Consideration to the relevant holder of the Company Options as soon as practicable, unless the relevant holder of Company Options instructs or agrees otherwise.  With regard to Unvested Option Consideration, the net amount, without interest and after deduction and withholding of all applicable deductions and withholdings, which is payable to a particular holder of Unvested Company Options, shall only be paid by the 102 Trustee or the applicable Company’s foreign subsidiaries (on behalf of the Surviving Corporation) to such holder if such holder continues to meet the Continuing Obligations through the applicable vesting date, and such net amount shall not be paid by the 102 Trustee or the applicable Company’s foreign subsidiaries (on behalf of the Surviving Corporation) to such holder prior to the later of: (i) the applicable vesting date, and (ii) in the case of any amount of Section 102 Option Consideration only, the lapse of the applicable 102 Trust Period.  In the event that such a holder does not continue to meet the Continuing Obligations through the applicable vesting date, the Surviving Company may demand that the net amount be refunded to it by the 102 Trustee (with respect to any amount of Section 102 Option Consideration) or by the relevant Company's foreign subsidiaries (with respect to any amount of Non-Section 102 Option Consideration), as applicable, and the Surviving Company may request, from the relevant tax authority, a refund of any taxes which were then-previously deducted or withheld with respect to such holder's entitlement to receive such holder’s portion of the Unvested Option Consideration.  Following the Effective Time, Parent may designate and change the 102 Trustee, in its sole discretion, in accordance with applicable Law (including the provisions of Section 102) and the Israeli Tax Authority’s consent.

(iv)           The Company Board and any applicable committee thereof shall adopt any resolutions and take any actions that are necessary to provide for the treatment described in clauses (i) and (ii), including a resolution to the effect that the Company Option Plans permit the treatment described in clause (i) without automatic vesting (other than vesting provided pursuant to an optionee’s option agreement) and, accordingly, that Unvested Company Options will not automatically vest and will instead be subject to the treatment described in clause (i).

(v)           As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants, in coordination with Parent, to prepare and file with the Israeli Tax Authority an application for a ruling in relation to the payment to be made in connection with the conversion of Company Options into the right to receive cash as described in clauses (i) and (ii) above, which will provide, among other things that (1) the payments made in respect of Company Options granted under the capital gains route of Section 102 and held by the 102 Trustee and Company Shares issued upon exercise of such Company Options, shall not constitute a violation of Section 102 if deposited with the 102 Trustee and released only after the lapse of the 102 Trust Period, and (2) payments made to the 102 Trustee under this Agreement shall not be subject to withholding of Israeli Tax (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Israeli Option Tax Ruling”).  Each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Option Tax Ruling.  Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Option Tax Ruling, as promptly as practicable.  For the avoidance of doubt, the final text of the Israeli Option Tax Ruling or the Interim Option Ruling shall in all circumstances be subject to the prior written confirmation of Parent or its counsel, which consent shall not unreasonably be withheld or delayed.

If the Israeli Option Tax Ruling is not granted by the tenth (10th) Business Day prior to the Closing, and Parent determines, in its reasonable discretion, that it is unlikely that the Israeli Option Tax Ruling will be granted prior to the Closing, the Company shall seek to receive prior to the Closing an interim Tax ruling confirming that payments made to the 102 Trustee under this Agreement shall not be subject to withholding of Israeli Tax (the “Interim Option Ruling”).  In the event that neither the Israeli Option Tax Ruling nor the Interim Option Ruling has been received by the fifteenth (15th) calendar day of the month following the month during which the payments become due and payable, Parent, Paying Agent, the Trustee or the Surviving Company may make such payments and withhold any applicable Israeli Taxes in accordance with applicable Law.  To the extent that prior to the Closing the Interim Option Ruling shall have been obtained, then all references herein to the Israeli Option Tax Ruling shall be deemed to refer to such interim ruling, until such time that a final definitive Israeli Option Tax Ruling is obtained.

(b)           Company Warrants.  The Company Board shall adopt such resolutions or take such other actions as may be required (subject at all times to the terms of the applicable warrant instrument(s)) to provide that, at the Effective Time, unless the holder of such Company Warrant otherwise directs, each outstanding Company Warrant shall be canceled and be converted automatically into the right to receive, as soon as practicable after the Effective Time and in any event within five (5) Business Days of the Effective Time, an amount in cash, without interest thereon, determined by multiplying (i) the excess, if any, of the Per Share Amount over the applicable exercise price of such Company Warrants, by (ii) the number of Company Shares subject to such Company Warrants (the “Warrant Consideration”). Payment of the Warrant Consideration shall be subject to all applicable deductions and withholdings required by Law to be withheld in respect of such payment.  No Company Warrants shall be assumed by Parent.

2.8           Closing of the Company’s Transfer Books.  At the Effective Time:  (a) all holders of certificates representing Company Shares and all holders of Book Entry Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company, and (b) the share transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time.  No further transfer of any such Company Shares shall be made on such share transfer books after the Effective Time other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time.  If, after the Effective Time, a valid certificate previously representing any Company Shares (a “Company Share Certificate”) is presented to the Paying Agent or to the Surviving Company or Parent, such Company Share Certificate shall be canceled and shall be exchanged as provided in Section 2.6.

2.9           Payment Procedures.

(a)           On or prior to the Closing Date, Parent shall select a reputable bank or trust company, reasonably acceptable to the Company, to act as paying agent in the Merger (the “Paying Agent”).  At or prior to the Effective Time, Parent shall deposit with the Paying Agent cash in an amount (the “Pre-closing Amount”) sufficient, together with the amount in cash to be deposited with the Paying Agent following the Effective Time pursuant to the immediately succeeding sentence, to pay the aggregate amount of Merger Consideration payable in accordance with the terms of this Agreement to the holders of Company Shares and the aggregate amount of the Warrant Consideration payable in accordance with the terms of this Agreement to the holders of Company Warrants. Within two (2) days after the Effective Time, Parent shall deposit, or shall cause the Surviving Company to deposit, with the Paying Agent cash in an amount not to exceed fifteen percent (15%) of the sum of the Merger Consideration and the Warrant Consideration.  The cash amount so deposited with the Paying Agent is referred to as the “Exchange Fund.”  In the event that the Exchange Fund is insufficient to make the payments contemplated by this Agreement, Parent shall promptly deposit additional funds with the Paying Agent in an amount which is equal to such deficiency. The Exchange Fund will not be used for any purpose other than as expressly set out in this Agreement.

(b)           As soon as reasonably practicable after the Effective Time and in any event no later than the third (3rd) Business Day thereafter, Parent shall cause the Paying Agent to mail to the record holders of Company Shares as of immediately prior to the Effective Time, including any record holder of Company Warrants outstanding as of immediately prior to the Effective Time (whether such Company Shares are represented by Company Share Certificates, Book-Entry Shares or Company Warrants Certificates) (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (which shall be in a form reasonably satisfactory to the Company (prior to the Closing) and shall be submitted to the Company for review at least five (5) Business Days before Parent’s bona fide estimation of the date of the Closing Date and shall include a provision confirming that delivery of Company Share Certificates, Book-Entry Shares or Company Warrants shall be effected, and risk of loss and title to Company Share Certificates, Book-Entry Shares or Company Warrants shall pass, only upon delivery of such Company Share Certificates, Book-Entry Shares or Company Warrants to the Paying Agent), (ii) instructions for use in effecting the surrender of Company Share Certificates or Book-Entry Shares in exchange for the consideration payable pursuant to Section 2.6 for the number of Company Shares previously represented by such Company Share Certificates or Book-Entry Shares, or the surrender of the Company Warrants in exchange for the Warrant Consideration payable pursuant to Section 2.7(b) for the number of Company Shares issuable upon exercise of such Company Warrants, in each case together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Paying Agent or Parent, and (iii) a form of declaration in which the beneficial owner of Company Shares underlying a Company Share Certificate, Book-Entry Shares or Company Warrants provides certain information necessary for Parent to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner pursuant to the terms of the Israeli Tax Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained) (the “Withholding Tax Declaration”).  Until surrendered as contemplated by this Section 2.9, all Company Share Certificates, Book-Entry Shares or Company Warrants shall be deemed, from and after the Effective Time, to represent only the right to receive the consideration payable pursuant to Section 2.6 or Section 2.7(b) (subject to any applicable withholding Tax) as contemplated by Section 2.6 or Section 2.7(b).  If any Company Share Certificate or Company Warrants Certificates shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition to the payment of the consideration payable pursuant to Section 2.6 or Section 2.7(b), require the owner of such lost, stolen or destroyed Company Share Certificate or Company Warrants Certificates to provide an appropriate affidavit of loss (in a form reasonably satisfactory to Parent) and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Company with respect to such Company Share Certificate or Company Warrants Certificates.

(c)           Upon surrender of a Company Share Certificate or Company Warrants (or affidavit of loss and bond as indemnity, in lieu thereof, or, in the case of a Book-Entry Share, receipt of an ‘agents message’ by the Paying Agent, it being understood that any references herein to Company Share Certificates shall be deemed to include references to book-entry account statements relating to the ownership of Book-Entry Shares, provided that the holders of any Book-Entry Shares shall not be required to surrender any Certificates in connection with the procedures set forth in this Section 2) for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, and the Withholding Tax Declaration, the holder of such Company Share Certificate, Book-Entry Share or Company Warrants shall be entitled to receive the consideration, without interest and subject to any applicable withholding Tax (calculated and withheld in accordance with Section 2.10), in exchange therefor pursuant to Section 2.6 or Section 2.7(b), to be mailed (or made available for collection by hand if so elected by the surrendering holder) promptly and in any event within five (5) Business Days following the later to occur of (i) the Paying Agent’s receipt of the Exchange Fund, and (ii) the Paying Agent’s receipt of such Company Share Certificate (or affidavit of loss and bond as indemnity in lieu thereof), Book-Entry Share or Company Warrants (or affidavit of loss and bond as indemnity in lieu thereof), and the Company Share Certificate, Book-Entry Share or Company Warrants so surrendered shall forthwith be cancelled within five (5) Business Days.

(d)           If payment of any consideration is to be made to a person other than the person in whose name the surrendered Company Share Certificate, Book-Entry Share or Company Warrants is registered or whose name appears on the records of a nominee company (Chevra Le’Rishumim) in accordance with a duly completed and validly executed letter of transmittal, it shall be a condition of payment that (i) the Company Share Certificate, Book-Entry Share or Company Warrants so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and reasonably satisfactory to Parent, and (ii) the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of any consideration to a person other than the registered holder of such Company Share Certificate (or affidavit of loss and bond as required pursuant to Section 2.9(b) above), Book-Entry Share or Company Warrants (or affidavit of loss and bond as required pursuant to Section 2.9(b) above) surrendered or shall have established, to the reasonable satisfaction of the Surviving Corporation, that such Tax either has been paid or is not applicable.

(e)           No interest shall be paid or accrued for the benefit of the holders of the Company Share Certificates, Book-Entry Shares or Company Warrants on the consideration payable to such holders pursuant to this Agreement.

(f)           Any portion of the Exchange Fund that remains undistributed to holders of Company Share Certificates, Book-Entry Shares or Company Warrants as of the first anniversary of the Effective Time shall be delivered to Parent upon demand, and any holders of Company Share Certificates, Book-Entry Shares or Company Warrants who have not theretofore surrendered their Company Share Certificates, Book-Entry Shares or Company Warrants in accordance with this Section 2.9 shall thereafter look only to Parent for payment of any consideration payable pursuant to Section 2.6 or Section 2.7(b).  Subject to Section 2.9(g), if, at any time after any portion of the Exchange Fund has been delivered to Parent, Company Share Certificates, Book-Entry Shares or Company Warrants are presented to Parent or the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2 and Parent and the Surviving Corporation, to the extent required by this Section 2, shall make the payments to the holder of such Company Shares or Company Warrants as set out in this Section 2.9.  Parent shall be the owner of any interest or other amounts earned on the Exchange Fund.

(g)           Neither Parent nor the Surviving Company shall be liable to any holder or former holder of Company Shares or to any other person with respect to any Per Share Amount or Warrant Consideration delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.  In the event that this Agreement is terminated prior to the Effective Time for any reason and any cash has been transmitted to the Paying Agent, such cash transmitted by Parent shall promptly be returned to Parent and such cash shall promptly be returned to Parent.  If any Company Share Certificate, Book-Entry Share or Company Warrants has not been surrendered before five (5) years after the Effective Time (or such earlier date on which any consideration would otherwise escheat to or become the property of any Governmental Authority), any Per Share Amount, any Warrant Consideration, dividends or distributions in respect of such Company Share Certificate, Book-Entry Share or Company Warrants shall, to the extent permitted by Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(h)           Parent may cause the Paying Agent to invest the Exchange Fund deposited with the Paying Agent as directed by Parent; provided, however, that no such investment or loss thereon shall affect any right of any holder of Company Shares or Company Warrants to receive the consideration payable hereunder or any payment therefrom and that the terms and conditions of the investments shall be such as to permit the Paying Agent to make prompt payments as necessary.  Parent may cause the Paying Agent to pay over to the Surviving Company, Parent or one of its non-U.S. affiliates of Parent any net earnings with respect to the investments, and Parent through one of its non-U.S. affiliates shall replace promptly any portion of the cash that the Paying Agent loses through investments so that the Exchange Fund is at all times sufficient to make all payments that may be required hereunder.

2.10        Withholding Rights.

(a)           Each of Merger Sub, Parent, the Surviving Company or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to Article 2 to any holder of Company Shares or Company Warrants such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, Israeli Tax Ordinance or any other applicable state, Israeli, or foreign Tax Law; provided, however, that in the event any holder of record of Company Shares or Company Warrants provides Parent or the Surviving Company with a valid approval or ruling issued by the applicable Governmental Authority regarding the withholding (or exemption from withholding) of Israeli Tax from the aggregate consideration payable to such holder in a form reasonably satisfactory to Parent (“Valid Certificate”), then the deduction and withholding of any amounts under the Israeli Tax Ordinance or any other provision of Israeli Law, if any, from the aggregate consideration payable to such holder shall be made only in accordance with the provisions of such approval or ruling.  For such purpose, the Withholding Tax Ruling and the Israeli Option Tax Ruling will be considered a Valid Certificate. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made.

(b)           As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants, in coordination with Parent, to prepare and file with the Israeli Tax Authority an application for a ruling with respect to holders of Company Shares (other than Company Shares subject to Section 102) (i) exempting Merger Sub, Parent, the Surviving Company and the Paying Agent from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifying that no such obligation exists, or (ii) clearly instructing Merger Sub, Parent, the Surviving Company and the Paying Agent how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify each holder (the “Withholding Tax Ruling”). To the extent that prior to the Closing an interim Withholding Tax Ruling shall have been obtained, then all references herein to the Withholding Tax Ruling shall be deemed to refer to such interim ruling, until such time that a final definitive Withholding Tax Ruling is obtained.  In the event that neither the Withholding Tax Ruling nor the interim Withholding Tax Ruling has been obtained by the fifteenth (15th) calendar day of the month following the month during which the Effective Time occurs and the time the relevant payment is made, Merger Sub, Parent, the Surviving Company and the Paying Agent may make such payments and withhold any applicable Israeli Taxes in accordance with applicable Law.

(c)           Notwithstanding Section 2.10(a) above, with respect to non-Israeli resident holders of Company Options or of shares deriving from the exercise of Company Options, which were granted such awards in consideration for work or services performed outside of Israel (and will provide Parent prior to any payment to them with an appropriate executed declaration regarding their non-Israeli residence and confirmation that they were granted such awards in consideration for work or services preformed outside of Israel), such payments shall not be subject to any withholding or deduction of Israeli Tax.

2.11        Further Actions.  If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any further deeds, assignments or assurances in Law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of the Company, or (b) otherwise carry out the provisions of this Agreement, the Company and its officers and directors shall be deemed to have granted to the Surviving Company an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in Law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Company and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Company are authorized in the name of the Company or otherwise to take any and all such action.

3.             Representations and Warranties of the Company

Except as set forth in the disclosure letter of even date herewith delivered by the Company to Parent and Merger Sub concurrent with the execution of this Agreement (“Company Disclosure Schedule”), and except for disclosures set forth in the SEC Reports (other than in any “risk factor” disclosure or any other forward-looking statements set forth therein, except for any factual information contained in such section which shall not be so excluded), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1           Organization and Qualification; Company Subsidiaries.

(a)           The Company is a corporation duly organized and validly existing under the Laws of the State of Israel, and no proceedings have been commenced to strike the Company from the Registry of Companies maintained by the Companies Registrar.  The Company has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted.  The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or in good standing, would not have a Material Adverse Effect.

(b)           Each subsidiary of the Company (each a “Company Subsidiary”) is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization, is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, qualified or in good standing or to have such power or authority, individually or in the aggregate, would not have a Material Adverse Effect.

(c)           Except: (i) for the Company Subsidiaries, and (ii) as disclosed in Section 3.1(c) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

3.2           Company Charter Documents.  The Company has heretofore made available to Parent a complete and correct copy of the Company Charter Documents and equivalent organizational documents, each as amended to date, of the Company and each Material Subsidiary.  Except as disclosed in Section 3.2 of the Company Disclosure Schedule, the Company has delivered to Parent accurate and complete copies of the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders or equityholders, as applicable, of the Company and each of the Material Subsidiaries, the board of directors of the Company, all committees thereof and the boards of directors or equivalent governing body of each of the Material Subsidiaries, in each case from and after November 1, 2009.  Such Company Charter Documents and equivalent organizational documents are in full force and effect.  Neither the Company nor any Company Subsidiary is in violation of any of the provisions of the Company Charter Documents or equivalent organizational documents.  Neither the Company nor any of the Company Subsidiaries has taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s shareholders, the board of directors of the Company or any committee thereof.

3.3           Capitalization.

(a)           The authorized capital stock of the Company consists of 50,000,000 Company Shares, of which, as of November 25, 2012, 24,712,737 Company Shares are issued and outstanding and no Company Shares were held in the treasury of the Company.  All outstanding Company Shares are validly issued, fully paid and nonassessable and are issued free of any preemptive rights.

(b)           As of November 25, 2012:

(i)             1,707,091 Company Shares were subject to outstanding Company Options, of which Company Options to purchase 801,384 Company Shares were exercisable;

(ii)             4,821,802 Company Shares were reserved for issuance under the Company Option Plans;

(iii)           1,250,000 Company Shares were reserved for issuance under the Company Warrants; and

(c)           Except for changes since November 25, 2012 resulting from the exercise of Company Options and Company Warrants outstanding on such date, except as set forth in Section 3.3(c) of the Company Disclosure Schedule, except as set forth in an instrument signed by Parent and the Company on or prior to the date hereof, and except as specifically permitted pursuant to the terms of this Agreement, there are no outstanding (i) options, warrants or other rights, agreements, arrangements, or commitments of any character relating to the issued or unissued capital stock of any of the Acquired Companies or obligating any of the Acquired Companies to issue or sell any shares of capital stock of, or other equity interests in, any of the Acquired Companies, (ii) shares of capital stock of, or other voting securities or ownership interests in, any of the Acquired Companies, or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into securities having voting rights) or ownership interests in any of the Acquired Companies (the items in clauses (i), (ii), and (iii) being referred to collectively as the “Company Securities”).  All Company Securities issued are, or subject to issuance as aforesaid upon the terms and conditions specified in the instruments pursuant to which they are issuable will be, duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights.  Except as set forth in Section 3.3(c) of the Company Disclosure Schedule, there are no voting trusts or other agreements to which any of the Acquired Companies is a party with respect to the voting of any Company Securities.  Except as set forth in Section 3.3(c) of the Company Disclosure Schedule, there are no outstanding contractual obligations of any Acquired Company to repurchase, redeem or otherwise acquire any Company Securities or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person.

(d)           Except as disclosed in Section 3.3(d) of the Company Disclosure Schedule, each Company Subsidiary is wholly owned by the Company or another Acquired Company and, in respect of each Company Subsidiary listed in Section 3.3(d) of the Company Disclosure Schedule, such disclosure sets out the amount of its authorized Company Securities, the amount of its outstanding Company Securities and the record and beneficial owners of its outstanding Company Securities, and there are no other Company Securities of any Company Subsidiary issued, reserved for issuance or outstanding.  Except as set forth in Section 3.3(d) of the Company Disclosure Schedule, each outstanding Company Security of any Company Subsidiary is owned by the Company or another Company Subsidiary free and clear of all Liens or agreements or other limitations on the Company’s or any Company Subsidiary’s voting rights.

(e)           Set forth in an instrument signed by Parent and the Company on or prior to the date hereof is a listing of (i) all outstanding Company Options as of the date of this Agreement; (ii) the date of grant and name of holder of each Company Option; (iii) with respect to Company Options, the portion thereof that is vested as of the date of this Agreement and if applicable, the exercise price or repurchase price therefor, (iv) the date upon which each Company Option would normally be expected to expire absent termination of employment or other acceleration, and (v) with respect to Company Options, whether or not such Company Option qualifies for any special Tax treatment in respect of the Company.  Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required shareholder approval by the necessary number of votes or written consents; each such grant was made in all material respects in accordance with the terms of the applicable Company Option Plan and all other applicable Laws; and the per share exercise price of each Company Option was not less than the fair market value of a Company Share on the applicable Grant Date.  The Company Option Plans and each other option plan and other incentive plan of the Company are qualified under Section 102 of the Israeli Tax Ordinance, and all actions necessary to maintain the qualification of the Company Option Plans and each such other option plan or other incentive plan under Section 102 of the Israeli Tax Ordinance have been taken including the approval of the Company Option Plans by the Israeli Tax Authority.

(f)           Section 3.3(f) of the Company Disclosure Schedule contains a complete and accurate list of all persons who hold Company Warrants, indicating, with respect to each Company Warrant, the number and type of Company Shares issuable upon the exercise of such Company Warrant, and the exercise price, date of issuance, vesting schedule, and expiration date thereof, including the extent to which any vesting has occurred as of the date of this Agreement and the extent to which the vesting of such Company Warrant will be accelerated by the consummation of the Transactions.

3.4           Authority Relative to This Agreement.

(a)           The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject in the case of the Merger to obtaining the Required Shareholder Vote, to consummate the Transactions.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the Required Shareholder Vote and the filing and recordation of appropriate merger documents as required by Israeli Companies Law).  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)           The Company Board, at a meeting duly called and held on November 27, 2012, at which all of the directors of the Company were present, unanimously (i) determined that this Agreement and the Transactions are advisable, fair to, and in the best interests of the holders of Company Shares, (ii) approved and adopted this Agreement and the Transactions, and (iii) recommended that the holders of Company Shares approve and adopt this Agreement and the Transactions, which actions and resolutions have not, as of the date hereof, been subsequently rescinded, modified or withdrawn in any way.

3.5           No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate any of the Company Charter Documents or equivalent organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations, and other actions described in Section 3.5(b) have been taken and all filings in Section 3.5(b) have been made, and subject to obtaining the Required Shareholder Vote and approvals of the Investment Center and making the OCS Notification and providing the OCS Undertaking to the OCS, conflict with or violate any Law applicable to any Acquired Company or by which any property or asset of any Acquired Company is bound or affected, or (iii) subject to obtaining the consents listed in Section 3.5(a) of the Company Disclosure Schedule, result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of any Acquired Company pursuant to, or result in the loss of a benefit under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which any Acquired Company is a party or by which any Acquired Company or any property or asset of any of them is bound or affected, except, in the case of clause (iii), for any breach, default, termination, amendment, acceleration, cancellation, creation of a Lien or loss that would not, individually or in the aggregate, be material to the Acquired Companies, taken as a whole, or prevent or materially delay the consummation of the Merger.

(b)           The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, the Financial Industry Regulatory Authority (“FINRA”), the Israeli Securities Law, the Israeli Companies Law, and the rules and regulations of the TASE and the Nasdaq, (ii) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and similar requirements in Israel regarding antitrust or competition matters, (iii) filing and recordation of appropriate merger documents as required by applicable Law, (iv) making the OCS Notification and providing the OCS Undertaking to the OCS, (v) filing with the Investment Center to obtain its approval of the change in ownership of the Company, and (vi) obtaining the Israeli Option Tax Ruling and the Withholding Tax Ruling.

3.6           Permits; Compliance.

(a)           Except as disclosed in Section 3.6(a) of the Company Disclosure Schedule, each of the Acquired Companies is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Acquired Companies to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”) except as has not constituted, and would not reasonably be expected to constitute, a Material Adverse Effect.  No suspension or cancellation of any of the material Permits is pending or, to the knowledge of the Company, threatened, the Company has complied in all material respects with each such Permit, and there have occurred no events that could reasonably give rise to a right of termination, amendment or cancellation of any such Permits.

(b)           Except as disclosed in Section 3.6(b) of the Company Disclosure Schedule, since January 1, 2010, the Acquired Companies have complied with, and there has been no default, breach, or violation by any Acquired Company of, (i) any Law applicable to any of the Acquired Companies or by which any property or asset of any of the Acquired Companies is bound or affected or (ii) any Permit, except for any such noncompliance, conflict, default, breach or violation that, individually or in the aggregate, would not constitute a Material Adverse Effect.

3.7           SEC Filings; TASE Filings; Financial Statements.

(a)           The Company has filed all forms, reports and other documents required to be filed by it with the SEC since January 1, 2010 (such documents filed since January 1, 2010, and those filed by the Company with the SEC subsequent to the date of this Agreement, if any, including any amendments thereof, the “SEC Reports”).  Each SEC Report (i) complied, or if filed subsequent to the date of the Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, and (ii) did not, at the time it was filed (or, if amended prior to the date hereof, as of the date of such amendment), contain, or if filed after the date hereof at the time of filing will not contain, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  No Company Subsidiary has been or is required to file any form, report or other document with the SEC or ISA.

(b)           The Company has filed with the ISA and the TASE, true and complete copies of all material forms, reports, schedules, statements and other documents required to be filed by it under the Israeli Securities Law, and the applicable rules and regulations of the ISA and the TASE (as such documents have been amended since the time of their filing, collectively, the “Israeli Reporting Documents”) since January 1, 2010.  As of their respective dates or, if amended, as of the date of the last such amendment, the Israeli Reporting Documents, including, without limitation, any financial statements or schedules included therein:  (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent such misleading detail has been modified or superseded by later Israeli Reporting Documents filed and publicly available prior to the date hereof; and (ii) complied in all material respects with the applicable requirements of the Israeli Securities Law, and the applicable rules and regulations of the ISA and the TASE, as were in effect on the respective dates of such Israeli Reporting Documents.

(c)           Each of the consolidated financial statements contained in the SEC Reports (i) has been, or will be, as the case may be, prepared from and in accordance with and accurately reflects the books and records of the Company and its consolidated Company Subsidiaries in all material respects, (ii) complied, or will comply, as the case may be, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) was, or will be, as the case may be, prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (iv) fairly presents, or will fairly present, as the case may be, in all material respects, the consolidated financial position, consolidated results of operations and consolidated cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to the absence of year-end adjustments in accordance with U.S. GAAP).

(d)           Except (i) as disclosed in Section 3.7(d) of the Company Disclosure Schedule, (ii) as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Company Subsidiaries as at December 31, 2011, including the notes thereto (the “2011 Balance Sheet”), (iii) as incurred in connection with the Transactions, or (iv) as incurred in the ordinary course of business consistent with past practice, since December 31, 2011, no Acquired Company has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation.

(e)           The Company is, and will continue to be until the Closing, a “foreign private issuer” as such term is defined in Rule 3b-4 promulgated under the Exchange Act. The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s auditor has at all times been “independent” with respect to the Company within the meaning of Regulation S-X promulgated by the SEC, and all non-audit services (as defined in SOX)) performed by the Company’s auditors for the Company were approved as required under SOX.  No independent public accountant of the Company has resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.  Neither the Acquired Companies nor any of their directors or executive officers, in their capacity as such, is under any inquiry, investigation or similar process by the SEC, ISA, NYSE or TASE.

(f)           Each of the principal executive officer and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the SEC Reports, and  the statements contained in such certifications are true and correct.  For purposes of this Section 3.7(f), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.  None of the Acquired Companies has outstanding, or has arranged any outstanding, “extensions of credit” or any prohibited loans to directors or executive officers within the meaning of Section 402 of SOX.  The Acquired Companies are in compliance in all material respects with SOX.

(g)           No Acquired Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among any of the Acquired Companies, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose, or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, any of the Acquired Companies in the Company’s or any such Acquired Company’s published financial statements or other SEC Reports.

(h)           The Acquired Companies maintain a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain asset accountability, (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as disclosed in Section 3.7(h) of the Company Disclosure Schedule, since January 1, 2010, the Company has not received from its independent auditors any oral or written notification of a “control deficiency,” “significant deficiency” or “material weakness” in the Company’s internal controls.  For purposes of this Agreement, the terms “control deficiency,” “significant deficiency” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards No. 115, as in effect on the date hereof.  Since January 1, 2010, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (1) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Acquired Companies’ ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Acquired Companies’ internal controls and the Company has provided to Parent copies of any non-privileged written materials in its possession relating to each of the foregoing.  The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee since January 1, 2010.

(i)           The Acquired Companies have in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(j)           To the knowledge of the Company, no employee of any Acquired Company has provided or is providing information to any Law enforcement agency regarding the possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of SOX.  No Acquired Company nor, to the knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of any Acquired Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of any Acquired Company in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of SOX.

(k)           Except as disclosed in Section 3.7(k) of the Company Disclosure Schedule, since January 1, 2010, (i) no Acquired Company nor any director or executive officer of any Acquired Company has, and, to the knowledge of the Company, no other officer, employee or accountant of any Acquired Company has, received any complaint, allegation, assertion or claim, in writing (or, to the knowledge of the Company, orally) that any Acquired Company has engaged in improper, illegal or fraudulent accounting or auditing practices, and (ii) no attorney representing any Acquired Company, whether or not employed by any Acquired Company, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by any Acquired Company or any of its officers, directors, employees or agents to the chief executive officer, chief financial officer, or general counsel of any Acquired Company, or to the audit committee (or other committee consisting of solely non-employee directors) of the Company Board, or the board of directors of any Acquired Company.

(l)           The Company has heretofore furnished to Parent complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents, and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

3.8           Absence of Certain Changes or Events.  Since December 31, 2011, other than as set forth in the SEC Reports or contemplated by this Agreement, the Acquired Companies have conducted their respective businesses in all material respects in the ordinary course of business, and there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.  Except as disclosed in Section 3.6(a) of the Company Disclosure Schedule, since December 31, 2011, none of the Acquired Companies has taken any action or failed to take any action that would have resulted in a breach of subsections (a), (b), (d), (e), (f), (g), (h), (i), (l), or (n) of Section 5.1 had such section been in effect since December 31, 2011.

3.9           Absence of Litigation.  Except as disclosed in Section 3.9 of the Company Disclosure Schedule, there is no litigation, suit, claim, action, assessment, arbitration, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any of the Acquired Companies, or any property or asset of any of the Acquired Companies, that (a) involves an amount in controversy in excess of $3,000,000, (b) seeks or imposes injunctive relief on any material asset, (c) seeks to impose any legal restraint on or prohibition against or limit the Surviving Company’s ability to operate the business of any of the Acquired Companies substantially as it was operated prior to the date of this Agreement or (d) individually or in the aggregate would be expected to have a Material Adverse Effect.  None of the Acquired Companies nor any property or asset of any of the Acquired Companies is subject to any continuing order of, consent decree, settlement agreement or similar written Contract with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would, individually or in the aggregate, prevent or materially delay consummation of the Merger or would be material.  Except as disclosed in Section 3.9 of the Company Disclosure Schedule, there are not currently pending, nor have there been since January 1, 2010, any internal investigations or inquiries conducted by the Company, the Company Board (or any committee thereof) or, to the knowledge of the Company, any Third Party at the request of any of the foregoing or upon the Company’s or the Company Board’s own initiation concerning any financial, accounting, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance involving any of the Acquired Companies or their respective officers or employees.

3.10         Employee Benefit Plans.

(a)           Section 3.10(a) of the Company Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of ERISA whether or not ERISA is applicable to such plans) and all bonus, stock option, stock purchase, restricted stock, restricted stock unit, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other Contracts to which any Acquired Company or ERISA Affiliate is a party, with respect to which any Acquired Company or ERISA Affiliate has or could have any obligation or which are maintained, contributed to or sponsored by any Acquired Company or ERISA Affiliate for the benefit of any current or former employee, officer, director, or other service provider of any Acquired Company or ERISA Affiliate or any of their respective dependents or beneficiaries, (ii) each employee benefit plan for which any Acquired Company could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any  plan in respect of which the Acquired Company could incur liability under Section 4212(c) of ERISA, and (iv) any  contracts, arrangements or understandings between an Acquired Company and any employee of an Acquired Company, including any contracts, arrangements or understandings relating in any way to a sale of an Acquired Company (collectively the “Plans”).  The Company has made available to Merger Sub a true and complete copy of each material Plan and has made available to Merger Sub a true and complete copy of each material document, if any, prepared in connection with each such Plan.  Neither the Company nor any Company Subsidiary has any express or implied commitment (A) to create, incur liability with respect to, or cause to exist any other employee benefit plan, program, or arrangement, (B) to enter into any contract or agreement to provide compensation or benefits to any individual, or (C) to modify, change or terminate any Plan, other than with respect to a modification, change, or termination required by ERISA, the Code or other applicable Law.

(b)           None of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”), a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which liability under Section 4063 or Section 4064 of ERISA could be incurred (a “Multiple Employer Plan”) or a plan that is subject to Title IV of ERISA or Section 412 of the Code.  None of the Plans (i) provides for the payment of separation, severance, termination, or similar-type benefits to any person, (ii) obligates the Company or any Company Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of any Transaction, or (iii) obligates the Company or any Company Subsidiary to make any payment or provide any benefit as a result of a “change in ownership or effective control”, within the meaning of such term under Section 280G of the Code, or in connection with an event directly or indirectly related to such a change.  None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Company Subsidiary except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable state Law.  Each of the Plans that is not a Non-US Plan is maintained in the United States and is subject only to the Laws of the United States or a political subdivision thereof.

(c)           Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including the Israeli Tax Ordinance, ERISA and the Code.  The Company and the Company Subsidiaries have performed, in all material respects, all obligations required to be performed by them under and are not in default under or in violation of, and to the knowledge of the Company there is no default or violation by any party to, any Plan.  No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course of business) and, to the knowledge of the Company, no fact or event exists that could give rise to any such Action.

(d)           Each Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination from the IRS or may rely on an opinion or advisory letter from the IRS issued to a master or prototype or volume submitter provider with respect to the tax-qualified status of such Plan. Each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt. To the knowledge of the Company, no fact or event has occurred that would adversely affect the qualified status of any such Plan or the exempt status of any such trust. Each Plan under Section 102 of the Israeli Tax Ordinance has been submitted to the Israeli Tax Authority, pursuant to the provisions of Section 102 of the Israeli Tax Ordinance.

(e)           There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan.  Neither the Company nor any ERISA Affiliate has incurred any liability under, arising out of, or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and, to the knowledge of the Company, no fact or event exists which could give rise to any such liability.

(f)           All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates.  All such contributions are or were fully deductible for federal income Tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and, to the knowledge of the Company, no fact or event exists which could give rise to any such challenge or disallowance.

(g)           No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.

(h)           In addition to the foregoing, with respect to each Plan described in Section 3.10(a) that is not subject to U.S. Law (a “Non-U.S. Benefit Plan”):

(i)           all employer and employee contributions to each Non-U.S. Benefit Plan required by Law or by the terms of such Non-U.S. Benefit Plan have been made, or, if applicable, accrued in accordance with normal accounting practices;

(ii)           the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis accrued to the date of this Agreement with respect to all current and former participants under such Non-U.S. Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan, and no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations;

(iii)          each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and is approved by any applicable taxation authorities to the extent such approval is available.  Each Non-U.S. Benefit Plan is now and always has been operated in compliance with all applicable non-United States Laws and the terms of the Non-U.S. Benefit Plan; and

(iv)          no Non-U.S. Benefit Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company.

3.11         Labor and Employment Matters.

(a)           A separate instrument provided by the Company to Parent on or prior to the execution of this Agreement identifies all employees of each of the Acquired Companies, and correctly reflects, in all material respects, the following: current salary and any other compensation payable to such employee, including compensation payable pursuant to bonus, deferred compensation or commission arrangements, overtime payment, full-time or part-time status, short-term or temporary basis, vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, and recuperation pay entitlement and accrual, pension entitlements and provident funds (including manager’s insurance, pension fund, education fund and health fund), their respective contribution rates for each component (e.g., severance component, pension savings and disability insurance) and the salary basis for such contributions, severance entitlements (including whether such employee, to the extent employed in Israel, is subject to a Section 14 arrangement under the Severance Pay Law, and, to the extent such employee is subject to such a Section 14 arrangement), an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary including other compensation (e.g., commission), main work location, notice period entitlement, share options, if any, or rights, such employee’s employer, date of employment and position; provided that, to the extent applicable privacy or data protection Laws would prohibit the disclosure of certain Personally Identifiable Information without the individual’s consent, Section 3.11(a) of the Company Disclosure Schedule shall specify such legal prohibition and shall provide such information in de-identified form in compliance with applicable Laws.  Other than as listed on Section 3.11(a) of the Company Disclosure Schedule and the respective employment Contracts, such employees are not entitled to additional material benefits.  Other than in the ordinary course of business, no commitment, promise or undertaking has been made by any Acquired Company with respect to any change in the compensation payable to any such employee in the last 60 days.

(b)           (i) There are no controversies pending or threatened between any of the Acquired Companies and any of their current or former employees or other service providers, which controversies, individually or in the aggregate, would have a Material Adverse Effect, (ii) to the knowledge of the Company, except as listed on Section 3.11(b)(ii) of the Company Disclosure Schedule (1) no employees of any of the Acquired Companies are represented by any labor union, labor organization, works council, or other representative body in connection with their employment by or service to Acquired Companies and (2) none of the Acquired Companies is a party to any collective bargaining agreement, works council agreement, work force agreement or labor union contract applicable to persons employed by any of the Acquired Companies, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees, (iii) to the knowledge of the Company, there are no grievances outstanding against any of the Acquired Companies under any such agreement or contract, and (iv) there is no and there was no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of any of the Acquired Companies.  No consent of any labor union is required to consummate the Transactions.  There is no obligation to inform, consult or obtain consent whether in advance or otherwise of any works council, employee representatives or other representative bodies in order to consummate the Transactions.  Except as disclosed in Section 3.11(b) of the Company Disclosure Schedule, none of the Acquired Companies is a member of any employer's organization.  No collective industrial agreements, industrial awards, or expansion orders (including of the Israeli Ministry of Labor) are applicable to any of the Acquired Companies other than such orders that are generally applicable to all employers in such country and except as disclosed in Section 3.11(b) of the Company Disclosure Schedule, and to the knowledge of the Company and except as listed in Section 3.11(b) of the Company Disclosure Schedule, there are no customs or customary practices regarding employees that could be deemed to be binding on any of the Acquired Companies.

(c)           Except as listed in Section 3.11(c) of the Company Disclosure Schedule, each of the Acquired Companies is in material compliance with all material applicable Laws and Contracts relating to the employment of labor, employment practices, and terms and conditions of employment, including applicable wage, hour and rest, non-discrimination, immigration, health and safety and other Laws of any other jurisdiction in which any of the Acquired Companies has employed or employ any person.  To the knowledge of the Company, there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to the Company.  To the knowledge of the Company, there is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion, or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which any of the Acquired Companies has employed or employ any person.

(d)           Notwithstanding and without limiting the foregoing clauses of this Section 3.11:

(i)             Any Acquired Company’s obligations to provide statutory severance pay (including to its Israeli Employees pursuant to the Severance Pay Law, 5723-1963) are fully funded (through insurance or otherwise), or a book reserve account has been established (in each case sufficient to procure or provide for the accrued benefit obligations in accordance with U.S. GAAP).

(ii)            All amounts that any Acquired Company is legally or contractually required either (x) to deduct from its employees’ salaries or to transfer to such employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from its employees’ salaries and benefits and to pay to any Governmental Entity as required by applicable Law (including the Ordinance and National Insurance Law, [Combined Version], 5754-1995, the National Health Insurance Law, 5754-1994 or otherwise) have, in each case, been duly deducted, transferred, withheld and paid in all material respects.

(iii)           No Acquired Company has engaged any employees whose employment would require special licenses or permits.

(iv)           There are no material unwritten policies or customs of any Acquired Company which, by extension, could entitle employees to material benefits in addition to what they are entitled by Law or Contract (including, without limitation, unwritten customs concerning the payment of severance pay when it is not legally required, prior advance notice periods and accrued vacation days), other than those included in the Plans or in Section 3.11(iv) of the Company Disclosure Schedule.

(e)           In its contracts with its independent contractors, consultants, sub-contractors or freelancers, the Company has included provisions reasonably designed to protect its rights against possible claims for reclassification of any of the aforementioned as employees of the Acquired Companies or for entitlement to rights of an employee vis-à-vis the Company, including rights to severance pay, vacation, recuperation pay (“dmei havra’a”) and other employee-related statutory benefits.

(f)           The Acquired Companies do not engage any personnel through manpower agencies, or services companies without authorized license from the Israeli Labor Ministry or any other authorized license required under applicable Laws.

(g)           The Company has set ways to monitor that the Service Companies' employees receiving all of the payments applicable by any Law extension orders, or collective agreement.

3.12         Proxy Statement.  The proxy statement to be sent to the shareholders of the Company in connection with the Company General Meeting (such proxy statement, as amended or supplemented and including any information incorporated therein by reference, being referred to herein as the “Proxy Statement”), shall, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to shareholders of the Company and at the time of the Company General Meeting, not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, when taken into account with any subsequent modifying, amending and/or supplementing information furnished by the Company to its shareholders (including via broad, general public dissemination with respect to typographical errors or similar corrections).  The Proxy Statement shall comply in all material respects as to form with the requirements (in each case to the extent applicable) of the Exchange Act, the Israeli Securities Law and the Israeli Companies Law, and the rules and regulations thereunder and with requirements of any applicable Law.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their Representatives on their behalf in writing for inclusion in any of the foregoing documents.

3.13         Real Property and Leases.

(a)           Section 3.13(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property owned by any of the Acquired Companies as of the date of this Agreement (“Company-Owned Real Property”).  Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, the Acquired Companies have good and valid title in fee simple to all Company-Owned Real property, free and clear of all Liens, except (i) Liens for current Taxes, payments of which are not yet delinquent or are being disputed in good faith, and (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially impair the Acquired Companies’ business operations (in the manner presently carried on by any of the Acquired Companies).

(b)           Section 3.13(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property leased, subleased or licensed by any of the Acquired Companies as of the date of this Agreement (“Company Leased Real Property”) or other occupancy rights and each material amendment thereto (a “Lease Agreement”).  All material Lease Agreements are valid, in full force and effect, and effective in accordance with their respective terms, and there exists no material default under any such lease by any of the Acquired Companies, nor any event which, with notice or lapse of time or both, would constitute a material default thereunder by any of the Acquired Companies.  No Acquired Company has received any notice of a material default, alleged failure in any material respect to perform, or any material offset or counterclaim with respect to any such Lease Agreement, which has not been remedied in all material respects or otherwise withdrawn.  Each Company Leased Real Property is in good operating condition and repair, subject to normal wear and tear.

(c)           Except as disclosed in Section 3.13(c) of the Company Disclosure Schedule, the Company is not required to make any material improvements to any Company-Owned Real Property or any Company Leased Real Property (together, the “Company Properties”).  Since January 1, 2010, none of the Company and the Company Subsidiaries has received written notice of any violations, Actions or judgments relating to material zoning, building use and occupancy, traffic, fire or earthquake codes, health, sanitation, air pollution, ecological, environmental or other material Law, against or with respect to the Company Properties.

3.14        Intellectual Property.

(a)           Section 3.14(a)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all issued or pending Patents, registered Intellectual Property, and Intellectual Property for which registration is being sought, anywhere in the world, owned by any of the Acquired Companies (“Registered Company IP”).  Section 3.14(a)(ii) of the Company Disclosure Schedule sets forth a complete and accurate list of all material unregistered Marks owned or used by any of the Acquired Companies anywhere in the world, identifying how each of those Marks is used.  Section 3.14(a)(iii) of the Company Disclosure Schedule sets forth a complete and accurate list of all material Software Products (identifying that which is owned by any of the Acquired Companies).  Section 3.14(a)(iv) of the Company Disclosure Schedule sets forth a complete and accurate list of all other Software that is Material Intellectual Property and is owned by any of the Acquired Companies.  For purposes of this Section 3.14, Intellectual Property is deemed to be “owned” by a person if it has been exclusively licensed to that person; any Intellectual Property that is owned by any Acquired Company by virtue of an exclusive license is clearly identified in Sections 3.14(a)(i) through 3.14(a)(iii) of the Company Disclosure Schedule as having been exclusively licensed.

(b)           The Acquired Companies own, exclusively, all right, title, and interest in and to all Material Intellectual Property owned by them (“Material Company IP”) free and clear of all Liens and, except as disclosed in Section 3.14(b) of the Company Disclosure Schedule, payment obligations of any kind.  To the knowledge of the Company, the Material Company IP is valid, subsisting, and enforceable.  None of the Acquired Companies is, and will not be as a result of consummation of the Transaction, restricted in any material respect from transferring, assigning, enforcing, licensing, or using or otherwise exploiting any Material Company IP. Except as disclosed in Section 3.14(b) of the Company Disclosure Schedule, all right, title, and interest in and to any and all Material Intellectual Property that was created or developed with respect to, is based on, arises or results from, or pertains to or is directed by any customer input or request provided or disclosed to or shared with any of the Acquired Companies for or in connection with the creation or development of any of the Software Products, or any collaboration between such customer and any of the Acquired Companies with respect to any of the Software Products or any aspects thereof, is owned exclusively by the Acquired Companies.  Except as disclosed in Section 3.14(b) of the Company Disclosure Schedule, the Acquired Companies have not transferred ownership of, or granted any rights with respect to, any Material Intellectual Property arising or resulting from or directed or pertaining to any creations or developments made by or for any Acquired Company for any customer, or any result thereof, to such customer (i) for which the Acquired Companies do not have unrestricted rights to access, modify, use, and otherwise exploit such Intellectual Property (“Customer Transferred IP”), or (ii) that would permit such customer to grant rights under or with respect to such Intellectual Property to another person, which grant could reasonably be expected to have any material adverse impact on the Acquired Companies’ business.  None of the Acquired Companies incorporates or uses any Customer Transferred IP in any Software Products.  None of the Acquired Companies is a party to, subject to, or bound by any Contract that gives any Third Party any option, right of first refusal or offer, or similar right with respect to the acquisition of, or license to or under, any Material Company IP.

(c)           The Acquired Companies, directly or through counsel, have followed and complied with all Laws, procedures, and requirements associated with obtaining and maintaining the Registered Company IP (including the timely filing of all documents and timely payment of all required fees), other than those which have not resulted, or would not reasonably be expected to result, in the abandonment, lapse, cancellation, forfeiture, relinquishment, invalidation, unenforceability, or devaluation of such Registered Company IP which has a material value to the business of the Acquired Companies (taken as a whole).  The Acquired Companies have taken commercially reasonable steps to protect and maintain all Material Company IP and have not taken, or failed to take, any action that would result in the abandonment, lapse, cancellation, forfeiture, relinquishment, invalidation, unenforceability, or devaluation of any of the Material Company IP, except where a business decision, in good faith, has been taken to do so.

(d)           No Acquired Company has received any written notice that or, to the knowledge of the Company, is otherwise aware that any Material Company IP is the subject of any interference, reexamination, reissue, opposition, review, cancellation, or revocation proceeding.  Except as disclosed in Section 3.14(d) of the Company Disclosure Schedule, no Material Company IP is the subject of any litigation, suit, claim, action, assessment, arbitration or proceeding, or, to the knowledge of the Company, any investigation, challenging that it is exclusively owned by an Acquired Company, challenging its validity or enforceability, or alleging that it has been misused.  None of the Acquired Companies has received any claim or notice in writing alleging that any Material Company IP is not exclusively owned by an Acquired Company, is invalid or unenforceable, or has been misused.

(e)           Section 3.14(e) of the Company Disclosure Schedule sets forth a complete and accurate list of all identifiable Material Intellectual Property not owned by any of the Acquired Companies (collectively, the “Third Party IP”).

(f)            Each of the Acquired Companies possesses and has sufficient rights with respect to all Material Intellectual Property, including Third Party IP (but subject, in the case of Third Party IP, to continued compliance by the Acquired Companies with its duties and obligations under the Contract through which it possesses and has rights to such Third Party IP), to conduct its business as presently conducted.

(g)           As of the date of this Agreement, none of the Acquired Companies is a party to any Action alleging infringement, misappropriation, or any other violation of any Intellectual Property.  Except as disclosed in Section 3.14(g) of the Company Disclosure Schedule, none of the Acquired Companies has received any written claim or notice alleging infringement, misappropriation, or any other violation of any Intellectual Property during the three (3) year period prior to the date hereof.  None of the Acquired Companies has provided any written claim or notice alleging infringement, misappropriation, or any other violation of any Intellectual Property (including a claim that a license is required or that certain activity must be refrained from).  None of the Acquired Companies is, to the knowledge of the Company, infringing, misappropriating or otherwise violating any Patents of any person, and none of the Acquired Companies is infringing, misappropriating or otherwise violating any other Intellectual Property (other than Patents) of any person.  To the knowledge of the Company, no other person is or is allegedly infringing, misappropriating, or otherwise violating any of the Intellectual Property owned or purported to be owned by an Acquired Company, or has or has allegedly infringed, misappropriated, or otherwise violated any such Intellectual Property.

(h)           Except as disclosed in Section 3.14(h) of the Company Disclosure Schedule, none of the Acquired Companies has in writing, or, to the knowledge of the Company, orally, accepted, or acknowledged the obligation to accept, from any other person the tender of any defense of, or any request or demand to indemnify for, any claim of infringement, misappropriation, or other violation of any Intellectual Property.  No person has requested or demanded in writing, or, to the knowledge of the Company, orally, that any of the Acquired Companies accept the tender of any defense of, or indemnify for, any claim of infringement, misappropriation, or other violation of any Intellectual Property, which could reasonably be expected to result in any of the Acquired Companies having an obligation to accept such tender, request, or demand.  For purposes of this Section 3.14(h), a contractual obligation containing a provision requiring the tender of such a defense or indemnification shall not constitute a tender, request, or demand of such defense or indemnification unless such a tender, request, or demand is actually made.

(i)            The Acquired Companies have licensed and sublicensed, and do license and sublicense, Software, but the Acquired Companies have not sold, and do not sell, Software. None of the Intellectual Property of any Acquired Company is licensed to any person on an exclusive basis. Notwithstanding the foregoing, the Acquired Companies have, from time to time, developed certain customizations of and extensions to the Software Products that are owned exclusively by or licensed exclusively to the customers of the Acquired Companies for whom such customizations and extensions were developed; provided that no such customizations or extensions are material to the conduct of the business of the Acquired Companies, taken as a whole.

(j)            Except as set forth in Section 3.14(j) of the Company Disclosure Schedule, no source code for any Software Product has been placed into escrow by or on behalf of any of the Acquired Companies.  To the extent that any such source code has been placed into escrow, none of such source code has ever been released, nor is any such source code required to be released as of the date hereof or as a result of the consummation of the Transactions, pursuant to or in accordance with the terms of the associated escrow Contract by the escrow agent to any person other than one of the Acquired Companies or the owner of such source.  To the knowledge of the Company, none of such source code has ever been released or provided by the escrow agent to any person other than one of the Acquired Companies or the owner of such source code.

(k)           None of the Acquired Companies has used, combined, incorporated, or embedded any Open Source Software or any derivatives thereof with or into, nor otherwise used any Open Source Software in connection with or in the development of, any Acquired Company’s Software Products or any other Software (including Software Products not owned by any of the Acquired Companies) which any Acquired Company licenses, distributes, or otherwise makes available to any person, in each case in a manner that would require (i) that any portion of any such Software Products or other Software, or any other of any Acquired Company’s Intellectual Property, be (1) disclosed or distributed in source code form, (2) licensed, including with a permission to make derivative works, or (3) redistributable at no or minimal charge or only for noncommercial purposes, or (ii) that any of the Acquired Companies’ source code or other Trade Secrets be disclosed, to any person.  The Acquired Companies have established, implemented, and enforced a commercially reasonable policy that is designed to identify Open Source Software used by or for the Acquired Companies and to minimize risks associated with use of Open Source Software.

(l)            Each of the Acquired Companies has taken commercially reasonable measures to protect and maintain the confidentiality and value of all source code, and other Trade Secrets included in the Material Intellectual Property.  Except as disclosed in Section 3.14(l) of the Company Disclosure Schedule, none of the Acquired Companies has licensed or sublicensed any source code to any other person.  Except as disclosed in Section 3.14(l) of the Company Disclosure Schedule, no source code or other Trade Secrets included in the Material Intellectual Property have been disclosed by any of the Acquired Companies to, or to the knowledge of the Company disclosed by any person to, or used by, any third party, except pursuant to valid and binding confidentiality obligations requiring such third party to keep such source code and other Trade Secrets confidential and use restrictions requiring such third party to use such source code and Trade Secrets solely for permitted purposes, and to the knowledge of the Company no such obligations and restrictions have been breached.

(m)          It is the policy of each of the Acquired Companies, and each of the Acquired Companies is and has been in material compliance with such policy, that (i) each current and former employee, consultant, and contractor of any of the Acquired Companies irrevocably assign or otherwise transfer to one of the Acquired Companies all ownership and other rights of any nature whatsoever (to the maximum extent permitted by Law) of such employee, consultant, and contractor in any Intellectual Property arising or resulting from or directed or pertaining to any activities in which such employee, consultant, and contractor was engaged during his or her employment with, or otherwise for or on behalf of, any of the Acquired Companies, or any results thereof, and (ii) each current and former employee, consultant, and contractor of any of the Acquired Companies that has had access to Trade Secrets or other confidential information (including source code) of any of the Acquired Companies or of any other person provided to any of the Acquired Companies to enter into a confidentiality agreement with one of the Acquired Companies which contains obligations to protect and maintain the confidentiality of such Trade Secrets and other confidential information and to use them for permitted purposes only.  Except as set forth in Section 3.14(m)(i) of the Company Disclosure Schedule, all employees, consultants, and contractors that have been engaged in the conception, creation, reduction to practice, or development of any Material Intellectual Property for or on behalf of any of the Acquired Companies, or have had access to Trade Secrets or other confidential information (including source code) of any of the Acquired Companies or of any other person provided to any of the Acquired Companies, have executed an agreement of the type described in clauses (i) and (ii) above, respectively.  Except as set forth in Section 3.14(m)(ii) of the Company Disclosure Schedule, all amounts payable by any Acquired Company to any person involved in the conception, creation, reduction to practice, or development of any Material Company IP have been paid in full (except those still outstanding in the ordinary course of business pursuant to agreed upon contractual terms and permissible under all applicable Laws), and, except as set forth in Section 3.14(m)(i) of the Company Disclosure Schedule, all employees of the Acquired Companies have expressly and irrevocably waived any right or claim to receive additional compensation for such Intellectual Property or specifically on account of its enforcement, license, use or other exploitation.

(n)           The IT Assets operate and perform in all material respects in accordance with their respective warranty documentation and otherwise as required by the Acquired Companies in connection with their business.  In the past three (3) years, there has been no failure or breakdown of any material IT Assets that has resulted in a material disruption or material interruption in the operation of the business of any Acquired Company. Each of the Acquired Companies has implemented reasonable backup and disaster recover technology and programs consistent with industry practices and Contracts to which it is a party.

(o)           Except as disclosed in Section 3.14(o) of the Company Disclosure Schedule, neither this Agreement nor the consummation of the Transactions will, directly or indirectly, result in any of the Acquired Companies (i) providing, granting or otherwise conveying, or being required to provide, grant or otherwise convey, to any person any right with respect to any Material Intellectual Property, (ii) being obligated to pay any royalties or other material amounts, or provide any discounts, to any person other than those, or in excess of those, payable or required in the absence of this Agreement or the consummation of the Transactions, or (iii) being obligated or required to release or disclose to any person any source code or other Trade Secrets included in Material Company IP.  None of the Acquired Companies will lose any of its rights under, to, or with respect to (including to use or otherwise exploit) any of the Third Party IP that is material to the conduct of the businesses of the Acquired Companies, taken as a whole, as a result of, nor will any such rights be adversely affected by, consummation of the Transaction.

(p)           Section 3.14(p)(i) of the Company Disclosure Schedule lists all Intellectual Property of the Acquired Companies (i) arising or resulting from, or incorporating, directly or indirectly, any creation or development funded or paid for by, any OCS funding or (ii) subject to any OCS Laws or regulations (collectively, “OCS IP”).  Section 3.14(p)(ii) of the Company Disclosure Schedule lists all Software Products and other products of the Acquired Companies, including those currently in the marketplace and those under development, that constitute or are, directly or indirectly, based on, derived from, incorporate, or use any OCS IP (“OCS Products”), and no other Software Products or other products of the Acquired Companies are, directly or indirectly, based on, derived from, incorporate, use, or constitute, any OCS IP.  Section 3.14(p)(iii) of the Company Disclosure Schedule identifies each funding grant any Acquired Company obtained from OCS (“Funding Grant”), the amount of each Funding Grant, which OCS IP and OCS Products are associated with each Funding Grant, which OCS Products it is paying royalties with respect to each Funding Grant, the amount of royalties or other amounts each Acquired Company is still required to pay OCS with respect to each Funding Grant and the applicable OCS Products as of the date hereof and the Effective Time, and any other material undertakings and obligations associated with each Funding Grant. All amounts to be provided pursuant to the Funding Grants listed in Section 3.14(p)(iii) of the Company Disclosure Schedule have been received by the applicable Acquired Company, and, to the knowledge of the Company, there are no events or other circumstances which could reasonably be expected to lead to the revocation or material modification of any of the Funding Grants.  There are no pending applications for any OCS funding or grants.  Except as specified in Section 3.14(p)(iv) of the Company Disclosure Schedule and except as provided under applicable Law, neither OCS nor any other Governmental Authority has any ownership or license rights in or to any of the OCS IP, nor can OCS or any such Governmental Authority limit or restrict in any way any Acquired Company from transferring, assigning, enforcing, licensing, selling, or using or otherwise exploiting any OCS IP owned by any Acquired Company, or any OCS Product.  Each Acquired Company is in compliance, in all material respects, with the terms and conditions of all Funding Grants and has duly fulfilled, in all material respects, all the undertakings and obligations thereunder or required thereby.

3.15        Taxes.

(a)           Except as set forth in Section 3.15(a) of the Company Disclosure Schedule, all material Tax Returns that are required to be filed by or with respect to the Company and each Company Subsidiary have been filed or will be filed in a timely manner (with applicable extension periods), and such Tax Returns are true, accurate and complete in all material respects.  All Taxes shown to be due on such Tax Returns have been timely paid in full or will be timely paid in full by the due date thereof, any deficiencies resulting from examinations of such Tax Returns have either been paid or are being contested in good faith, and no extensions or waivers of statutes of limitation have been given by or requested with respect to any Taxes of the Acquired Companies. The Company has made available to Parent copies of all Tax Returns, Tax opinions and legal memoranda, audit reports, letter rulings and similar documents for the Acquired Companies for the past three (3) years, including any Tax ruling obtained from any Israel Tax Authority.  No power of attorney granted by the Company or any of the Company Subsidiaries with respect to any Taxes is currently in force.

(b)           The Acquired Companies have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have duly and timely withheld and have paid over to the appropriate Governmental Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(c)           Neither the Company nor any Company Subsidiary has received notice of any claim made by a Governmental Authority in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns that the Company or a Company Subsidiary may be required to file Tax Returns or to pay Taxes to that jurisdiction.

(d)           No federal, state, local or foreign audits, examinations or other administrative proceedings have been commenced and, are currently pending or, to the knowledge of the Company, have been otherwise threatened (in writing or otherwise) with regard to any Tax Returns with respect to Taxes of any Acquired Company.

(e)           There is no material Tax Lien (other than for current Taxes not yet due and payable) against the assets of any of the Acquired Companies.

(f)           The Transactions (including the Merger) will not result in the payment or series of payments by the Company or any of the Company Subsidiaries to any person of an “excess parachute payment” within the meaning of Section 280G of the Code, or any similar payment, which is not deductible for federal, state, local, or foreign Tax purposes. Additionally, there is no contract to which the Company or any of the Company Subsidiaries is a party, or by which it is bound, which, individually or collectively, (i) could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) or Section 280G of the Code, (ii) is subject to Section 409A of the Code, or (iii) could require the Company, the Company Subsidiaries or Parent or its subsidiaries to gross up a payment to any employee of the Company or any of the Company Subsidiaries for Tax related payments or cause a penalty Tax under Section 409A of the Code.

(g)           The accruals and reserves for Taxes reflected on the Balance Sheet, are adequate in all material respects to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) and any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards for all Tax periods and portions thereof, in each case in accordance with U.S. GAAP.

(h)           Except as set forth in Section 3.15(h) of the Company Disclosure Schedule, none of the Acquired Companies has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns which include only the Acquired Companies) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year and no Acquired Company has any obligation to contribute to the payment of any Tax of any person other than any Acquired Company under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as transferee, successor, by contract or otherwise.

(i)            None of the Company or any of the Company Subsidiaries has received any notice of deficiency or assessment from any Governmental Authority for any amount of Tax that has not been fully settled or satisfied.

(j)            None of the Company or any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement (or will constitute such a corporation in the two (2) years prior to the Closing Date) or which otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Merger.

(k)           None of the Acquired Companies is, or has been at any time, a United States Real Property Holding Corporation (“U.S.RPHC”) within the meaning of Section 897 of the Code and was not a U.S.RPHC on any “determination date” (as defined in § 897-2(c) of the Treasury Regulations promulgated under the Code) that occurred after January 1, 2008.

(l)            None of the Acquired Companies has agreed or is required to include in income any adjustment under either Section 481(a) or Section 482 of the Code (or an analogous provision of state, local, or foreign Tax Law) by reason of a change in accounting method or otherwise.

(m)          None of the Company nor any Company Subsidiary has engaged in a transaction that is listed or otherwise reportable, within the meaning of Section 6011 of the Code and the Treasury Regulations promulgated thereunder.

(n)           The Company is an “Industrial Company” for purposes of the Israeli Income Tax Order (exemption from Capital Gains Tax on the Sale of Shares) 1981.

(o)           None of the Acquired Companies is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2 of the Israeli Tax Ordinance.

(p)           Each of the Acquired Companies is Tax resident only in the country in which it is incorporated.  None of the Acquired Companies (except for the Company and the Company Subsidiaries incorporated in Israel) is managed and controlled from Israel.  None of the Acquired Companies has elected, under Section 897(i) of the Code, to be taxed as a United States domestic corporation.  No Acquired Company is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code or was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to Treasury Regulations Section 301.7701-5(a).

(q)           None of the Acquired Companies has received notice of, or any claim made by, a Governmental Authority that it has or has had a permanent or fixed establishment, branch, residence or other taxable presence, as defined in any applicable Tax treaty or Law, in any country outside its country of formation.

(r)            Any related party transactions subject to Section 85A of the Israeli Tax Ordinance conducted by each of the Acquired Companies have been on an arm’s length basis in accordance with Section 85A of the Israeli Tax Ordinance.

(s)           In relation to goods and services Tax or value added or other similar Tax, each of the Acquired Companies (i) has been duly registered and is a taxable person, (ii) has complied, in all material respects, with all statutory requirements, orders, provisions, directives or conditions, (iii) has not been required by the relevant authorities of customs and excise to give security, (iv) has collected and timely remitted to the relevant Taxing Authority all output value added Tax which it was required to collect and remit under any applicable Law, and (v) has not received a refund for input-value added Tax for which it is not entitled under any applicable Law.

(t)            Other than the Company’s election regarding the Section 102 capital gains track, the Company has not made, prepared or filed any elections, designations or similar filings relating to Taxes or entered into any Contract in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Time.

(u)           None of the Acquired Companies has (a) ever been a party to any Tax sharing, indemnification or allocation agreement, nor does any of the Acquired Companies owe any amount pursuant to such an agreement, and (b) ever been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

(v)           The Acquired Companies are in compliance in all material respects with all applicable transfer pricing Laws and regulations. The prices for any property or services (or for the use of any property) provided by or to any of the Acquired Companies are arm’s length prices for purposes of all applicable transfer pricing Laws, including Treasury Regulations promulgated under Section 482 of the Code and Section 85A of the Israeli Tax Ordinance.

(w)          Section 3.15(w) of the Company Disclosure Schedule includes all Beneficial Enterprise filings and/or Approved Enterprise approvals of the Company under the Israel Law for the Encouragement of Capital Investment, 1959.

3.16         Environmental Matters.  Each of the Acquired Companies is and has been in compliance with all applicable Environmental Laws, except for such non-compliance that has not, and would not reasonably be expected to, constitute a Material Adverse Effect. None of the properties currently or formerly owned, leased or operated by any of the Acquired Companies (including soils and surface and ground waters) are contaminated with any Hazardous Substance, except such contaminations that have not, and would not be expected to constitute, a Material Adverse Effect.  No Acquired Company has received any written notice that it is liable for any contamination by Hazardous Substances at any site containing Hazardous Substances generated, transported, stored, treated or disposed by the Company.  Each of the Acquired Companies is in compliance with all permits, licenses and other authorizations required under any Environmental Law, except for such non-compliance that has not, and would not reasonably be expected to, constitute a Material Adverse Effect.  The Company has provided to Parent all material assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to the Acquired Companies pertaining to environmental matters or the compliance (or noncompliance) by the Acquired Companies with any Environmental Laws.

3.17         Material Contracts.

(a)           Subsections (i) through (xvi) of Section 3.17(a) of the Company Disclosure Schedule contain lists of the following respective types of contracts and agreements to which any of the Acquired Companies is a party (such contracts, agreements and arrangements as are required to be set forth in Section 3.17(a) of the Company Disclosure Schedule being the “Company Material Contracts”):

(i)             any Contract (1) limiting in any material respect either the type of business in which any Acquired Company (or, after the Effective Time, Parent or its subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (2) providing for “most favored nations” terms, including for pricing terms, (3) containing exclusivity obligations or restrictions or otherwise prohibiting or limiting the freedom or right of any Acquired Company (or, after the Effective Time, Parent or its subsidiaries) to sell, license, distribute, market, commercialize, or manufacture any Software, or other products or services or to purchase or otherwise obtain any IT Assets, or to use and otherwise exploit any material Intellectual Property or other tangible or intangible property or assets, in any such case, in a manner that would be material to the Company and the Company Subsidiaries, taken as a whole, (4) that would obligate any of the Acquired Companies to make any material payment in connection with the Transactions, or (5) that are terminable by the other party thereto upon a change of control of any Acquired Company and which involve anticipated expenditures or receipts by any Acquired Company of more than $1,500,000 in any twelve (12) month period;

(ii)            any Contract that has been or would be required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(iii)           any Contract that (1) is reasonably likely to involve consideration of more than $1,500,000, in the aggregate, during the calendar year ending December 31, 2012, or (2) is reasonably likely to involve consideration of more than $5,000,000, in the aggregate, over the remaining term of such Contract, and which, in either case, cannot be canceled by the Company or any Company Subsidiary without penalty or further payment and without more than 90 days’ notice;

(iv)           any Contract relating to the employment of, or the performance of services by, any director, officer, or Key Employee and any Contract pursuant to which any of the Acquired Companies is or may become obligated to make any severance, termination or relocation payment or any other payment or payments (other than payments in respect of salary) exceeding $200,000 in the aggregate to any current or former director, officer, employee or consultant;

(v)           any Contract that relates to the formation, creation, operation, management or control of any joint venture, joint ownership, revenue sharing, strategic alliance, partnership, collaboration, limited liability company, or similar arrangement that is material to the Company and the Company Subsid iaries, taken as a whole, or pursuant to which the Company or any of the Company Subsidiaries has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any person;

(vi)           any Contract (including any “take-or-pay” or keepwell agreement) under which (1) any person (other than any Acquired Company) has directly or indirectly guaranteed any material liabilities or obligations of any Acquired Company, or (2) any Acquired Company has directly or indirectly guaranteed any material liabilities or obligations of any other person (other than any Acquired Company), in each case of clauses (1) and (2), other than endorsements for the purpose of collection in the ordinary course of business;

(vii)          any mortgages, indentures, guarantees, loans or credit agreements, security agreement or other Contracts relating to the borrowing of money or extension of credit, in each case in excess of $1,000,000 other than (1) accounts receivables and payables, and (2) loans to or guarantees for direct or indirect wholly owned Company Subsidiaries, in each case in the ordinary course of business consistent with past practice;

(viii)         any IP Contract;

(ix)           any Contract with any Governmental Authority or relating to any Governmental Grant or Funding Grant;

(x)            any Contract or Plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be materially increased, or the vesting of benefits of which will be accelerated, by the consummation of the Transactions or the value of any such benefits will be calculated on the basis of any of the Transactions (other than conversion mechanics for stock options in accordance with Section 2.7 that are tied to the Per Share Amount);

(xi)           any Contract with any of the top ten (10) suppliers (based on current fiscal year expenditures) of goods (including Software) or services to the Acquired Companies (each, a “Material Supplier”), and with any of the top twenty (20) customers (based on current fiscal year revenues) of the Acquired Companies (on a consolidated basis) (each, a “Material Customer”);

(xii)          any distributor, dealer, manufacturer’s representative, franchise, value added, remarketer, reseller, agency, sales promotion, market research, marketing, consulting, or advertising Contract that is material to Acquired Companies (on a consolidated basis);

(xiii)         any lease of personal or real property which involves anticipated expenditures by any Acquired Company of more than $100,000 in any twelve (12) month period;

(xiv)         any Contract with any shareholder or affiliate of any Acquired Company, other than an employment agreement, and any other Contract granting any person any rights to exercise control over any Acquired Company, or the capital stock of any Acquired Company; and

(xv)          any Contract (1) relating to the disposition or acquisition (directly or indirectly) by any Acquired Company of a material amount of assets or properties other than in the ordinary course of business consistent with past practice, (2) pursuant to which any Acquired Company will or may acquire any material interest in any other person or other business enterprise other than the Company Subsidiaries, or (3) for the acquisition or disposition of any business containing any profit-sharing arrangements or “earn-out” arrangements, indemnification obligations or other contingent payment obligations.

(b)           Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to constitute a Material Adverse Effect, (i) each Company Material Contract is a legal, valid and binding agreement and is in full force and effect, (ii) the Acquired Company party to such Company Material Contract has performed all obligations required to be performed by it under the Company Material Contract, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and (iii) none of the Company Material Contracts has been canceled by the other party.  To the knowledge of the Company, no other party to a Company Material Contract is in material breach or violation thereof, or in material default thereunder.  None of the Acquired Companies have received any claim of material default under any Company Material Contract.  Except as set forth in Section 3.17(b) of the Company Disclosure Schedule, (x) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default, or give rise to cancellation rights under, any Company Material Contract, and (y) following the Effective Time, the Surviving Company will be permitted to exercise all of its rights and subject to all obligations under the Company Material Contracts pursuant to the same terms and conditions as would apply to the Company had the transactions contemplated by this Agreement not occurred.  The Company has furnished or made available to Parent true and complete copies, in all material respects, of all Company Material Contracts, including any amendments thereto.

3.18        Insurance.

(a)           As of the date hereof, each of the Acquired Companies is, and continually since the later of January 1, 2010 and the date of acquisition by the Company has been, insured by insurers reasonably believed by the Company to be of recognized financial responsibility and solvency, against such losses and risks and in such amounts as are customary in the businesses in which they are engaged.

(b)           With respect to each such insurance policy:  (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) no Acquired Company is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy except for such breaches and defaults that have not constituted, and would not reasonably be expected to constitute, a Material Adverse Effect, and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

(c)           At no time subsequent to January 1, 2010, has any Acquired Company (i) been denied any insurance or indemnity bond coverage which it has requested, or (ii) received notice from any of its insurance carriers that any insurance premiums currently in effect with respect to its existing insurance policies will be subject to increase in an amount materially disproportionate to the amount of the increases in the amount of coverage with respect thereto or that any current insurance coverage will not be available in the future, other than as a result of the Transactions, substantially on the same terms as are now in effect.  Except as disclosed in Section 3.18(c) of the Company Disclosure Schedule, there is no pending material claim by any of the Acquired Companies under any insurance policy.

3.19         Title to Assets.  Except as disclosed in Section 3.19 of the Company Disclosure Schedule, the Acquired Companies (a) own, and have good title to, each of the tangible assets reflected as owned by the Acquired Companies on the 2011 Audited Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business) free and clear of any Liens and (b) have sufficient title to all their properties and assets necessary to conduct their respective businesses as currently conducted, (i) except in clause (a), for (X) statutory Liens for current Taxes not yet due or payable or for future Taxes or other governmental or regulatory assessments which are not delinquent, or which are contested in good faith by the appropriate procedures and for which appropriate reserves are maintained, (Y) inchoate mechanics,’ carriers,’ workers,’ repairers,’ and other similar Liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of any Acquired Company or are being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained, or (Z) security interests on any property held or acquired by any Acquired Company in the ordinary course of business securing indebtedness incurred or assumed for the purpose of financing all or any part of the cost of acquiring such property; provided, that such Lien attaches solely to the property acquired with such indebtedness and that the principal amount of such indebtedness does not exceed one hundred percent (100%) of the cost of such property, and (ii) except in clause (b), for defects in title that have not constituted, and would not reasonably be expected to constitute, a Material Adverse Effect or as set forth in Section 3.19 of the Company Disclosure Schedule.

3.20         Governmental Grants.  Section 3.20 of the Company Disclosure Schedule identifies each Governmental Grant that has been or is provided to any Acquired Company and details of all material undertakings associated with such Governmental Grants.  Each Acquired Company is in compliance, in all material respects, with the terms, conditions, requirements and criteria of all Governmental Grants.  To the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that will adversely affect the ability of any Acquired Company to continue to enjoy and retain the benefits associated with its beneficial enterprise status and/or approved enterprise for the remaining duration thereof under the Israeli Law for the Encouragement of Capital Investment, 1950.  Other than Funding Grants as specified in Section 3.14(p)(iii) of the Company Disclosure Schedule and Governmental Grants as specified in Section 3.20 of the Company Disclosure Schedule, there are no other funding or other resources from any Governmental Authority or university, college, or other educational institution or research center, or any other person, other than an Acquired Company, was used to fund the creation or development of, any creations, developments, or the results thereof arising or resulting in, or any activities or the results thereof giving rise to or resulting in any of the Intellectual Property of the Acquired Companies, and no such person has any ownership, license, or other rights in or to (including to use or otherwise exploit) any Material Company IP or any other Intellectual Property owned by, or created or developed by or for or arising or resulting from any creations or developments made by or for any Acquired Company or any results thereof.

3.21         Brokers.  Except as specified in Section 3.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Acquired Company.

3.22         Vote Required; Takeover Laws.  The affirmative vote on the adoption of this Agreement of the holders of a majority of the Company Shares outstanding on the record date for the meeting of shareholders of Company described in Section 6.5 (the “Required Shareholder Vote”) is the only vote of the holders of any class or series of Company’s capital stock necessary to adopt this Agreement or approve the Transactions.  No “fair price,” “moratorium,” “control share acquisition,” or other anti-takeover statute or regulation of any Governmental Authority is applicable to the Company or the Transactions.

3.23         Suppliers and Customers.  Since January 1, 2010, there has not been any material adverse change in the business relationship of the Acquired Companies with any Material Customer or Material Supplier or any change or development that is reasonably likely to give rise to any such material adverse change, and none of the Acquired Companies has received any written or oral communication or notice from any such customer or supplier to the effect that, or otherwise has knowledge that, any such customer or supplier (a) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, in any material respect, its business relationship with the Acquired Companies, or (b) will fail to perform, or is reasonably likely to fail to perform, in any material respect its obligations under any Contract with any of the Acquired Companies.

3.24         Certain Business Practices.  Since January 1, 2008, none of the Acquired Companies nor any director, officer or employee of any of the Acquired Companies or any agent or other third party acting on behalf of any Acquired Company, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or any other anti-corruption or anti-bribery Law applicable to the Acquired Companies (whether by virtue of its jurisdiction of organization or the conduct of this business), (c) made any payoff, influence payment, rebate, kickback or other unlawful payment to any person, or (d) agreed, committed, offered or attempted to take any of the actions described in clauses (a), (b) or (c) of this sentence.

3.25         Affiliate and Interested Party Transactions.  Except as set forth in Section 3.25 of the Company Disclosure Schedule, there are no existing Contracts, transactions, indebtedness or other arrangements, or any related series thereof, between an Acquired Company, on the one hand, and a Related Party or other affiliates of any Acquired Company, on the other hand. All Material Contracts currently in effect:  (a) with a person other than a Related Party (or a person who, to the knowledge of the Company, is an affiliate thereof) have been negotiated and entered into on an arm’s-length basis, and (b) with any Related Party, or with a person who, to the knowledge of the Company, is an affiliate thereof, were approved, if required pursuant to the terms of the Israeli Companies Law, in accordance with the procedures of the Israeli Companies Law relating to approval of transactions with interested parties.

3.26         Encryption and Other Restricted Technology; Export Compliance.  Except as set forth in Section 3.26 of the Company Disclosure Schedule, the business of the Acquired Companies as currently conducted does not involve the use or development of, or engagement in, or export or re-export of encryption technology, or, to the knowledge of the Company, other technology whose development, commercialization, export, or re-export is restricted under the Laws of the United States or the State of Israel or any other country, and to conduct its business as currently conducted, none of the Acquired Companies is or has been under any obligation to obtain any approvals from the U.S. Bureau of Industry and Security or any licenses from the Israeli Ministry of Defense or any authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 5734-974, as amended, or other Laws of any country regulating the development, commercialization, or export of technology.  The Acquired Companies have conducted their export transactions in material compliance with all material applicable provisions of United States export control Laws and regulations, including the Export Administration Act and implementing Export Administration Regulations.

3.27         Restrictions on Business Activities.  Except for restrictions, if any, prescribed by the OCS and the Laws and letters of approvals related thereto or set forth pursuant to a Contract listed in Section 3.17(a)(i) of the Company Disclosure Schedule, there is no Contract, judgment, injunction, order, or decree to which any Acquired Company is a party or otherwise binding upon any Acquired Company which has or may reasonably be expected to have the effect of prohibiting, limiting, restricting, or impairing in a material respect any business practice of any Acquired Company, any acquisition or disposition of material property (tangible or intangible) by any Acquired Company, the conduct of business by any Acquired Company, as currently conducted, or otherwise limiting in a material respect the freedom of any Acquired Company to engage in any line of business or to compete with any person.

3.28         Product Claims.  Other than warranty claims for individual Software Products in the ordinary course of business, and except as disclosed in Section 3.28 of the Company Disclosure Schedule, none of the Acquired Companies has received notice of any claim or complaint, from any person, or indicating an intention on the part of any person to bring any claim or complaint, and no claim or complaint has been made by any person or is otherwise pending before any Governmental Authority, with respect to any Software Products (including with respect to any delay, defect, deficiency, or quality) or with respect to the breach of any Contract under which such Software Products have been licensed, supplied, made available, or otherwise provided.  Each Software Product has been and is in substantial conformity with all applicable contractual commitments, warranties, and specifications, and with all applicable Laws and does not contain any disabling codes or virus, or material bugs or defects that cannot reasonably be corrected in the ordinary course of business.

3.29         Privacy; Data Protection; PCI Compliance.  Each of the Acquired Companies has, to the knowledge of the Company, complied in all material respects with all applicable Laws relating to privacy, data protection, and data security, including with respect to the privacy of users of their Software Products and the Acquired Companies’ services and websites, and the Processing of Personally Identifiable Information.  The Acquired Companies maintain a corporate policy which implements and monitors effective and commercially reasonable administrative, technical, and physical safeguards designed to protect Personally Identifiable Information against loss, damage, and unauthorized access, use, modification, or other misuse.  Each Acquired Company is in compliance with (a) all Contracts to which any Acquired Company is subject with respect to the Processing of Personally Identifiable Information, (b) the Payment Card Industry Data Security Standard, and (c) to the knowledge of the Company, all other customary industry standards governing the protection or security of Personally Identifiable Information, except in each case of (a) through (c), such non-compliance that has not resulted in, or would not reasonably be expected to result in, a material liability to the Company or material disruption of the business or operations of any Acquired Company.  Since January 1, 2010, (i) there has been no material loss, damage, or unauthorized or accidental access, acquisition, use, disclosure or breach of security of Personally Identifiable Information maintained by or on behalf of any of the Acquired Companies, nor any material complaints or claims asserted by any person (including any Governmental Authority) regarding the Processing of Personally Identifiable Information by any of the Acquired Companies, and (ii) there has been no material Action by any person that any Software Product or service of any Acquired Company was the or a contributing cause of or facilitated any breach or compromise of security of Personally Identifiable Information maintained by any other person, nor a material Action by any person that any of the Acquired Companies was otherwise liable for such breach or compromise.  Each of the Acquired Companies has made all necessary disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, and other applicable persons required by applicable Laws related to privacy and data security and have filed any required registrations with the applicable data protection authority, in each case to the extent that failure to take such action has a material effect on the Acquired Companies.

3.30         Annual Operating Plan.  The Company has delivered to Parent true and correct copies of the Annual Operating Plan for 2012 (including all amendments and changes thereto) (the “Annual Operating Plan”).  There have been no material changes or amendments to the Annual Operating Plan that have not been provided or delivered to Parent.

3.31         No Other Representations or Warranties.  Except for the representations and warranties contained in this Article 3, each of Parent and Merger Sub acknowledges that none of the Acquired Companies or any other Person makes any other express or implied representation or warranty in connection with the Transactions.

4.             Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

4.1           Corporate Organization.  Each of Parent and Merger Sub is a company duly organized and validly existing under the Laws of its jurisdiction of organization and has the requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized or existing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay consummation of the Transactions or otherwise prevent Parent and Merger Sub from performing any of their material obligations under this Agreement.

4.2           Authority Relative to This Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Transactions.  The execution, delivery, and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by Israeli Companies Law).  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution, and delivery by the Company, constitutes a legal, valid, and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.3           No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the certificate of incorporation, by-laws, and other charter and organizational documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.3(b) have been obtained and all filings and obligations described in Section 4.3(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to any material Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, or other occurrences which, individually or in the aggregate, would not prevent or materially delay consummation of the Transactions or otherwise prevent Parent and Merger Sub from performing any of their material obligations under this Agreement.

(b)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization, or permit of, or filing with, or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of (1) the Exchange Act and Blue Sky Laws, (2) FINRA or the rules and regulations of the NYSE, and (3) HSR Act and equivalent requirements in Israel regarding antitrust or competition matters, (ii) the filings with the ISA under the Israeli Securities Law as may be required in connection with this Agreement, the Merger, and the other Transactions, (iii) the filing of appropriate merger documents as required by applicable Law, (iv) making the OCS Notification and providing the OCS Undertaking to the OCS, and (v) such filings and consents that may be required solely by reason of the Company’s (as opposed to any third party’s) participation in the Transactions, and (vi) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not prevent or materially delay consummation of the Transactions or otherwise prevent Parent or Merger Sub from performing their material obligations under this Agreement.

4.4           Financing.  Parent has available on the date of this Agreement, and at the Effective Time, Parent will have available (or Parent will cause one or more of its affiliates to make available), the funds necessary to consummate the Transactions and to pay all fees and expenses in connection therewith.

4.5           Absence of Litigation.  There is no Action pending or, to the knowledge of Parent or Merger Sub, threatened against Parent, any subsidiary of Parent, or any property or asset of Parent or any subsidiary of Parent, before any Governmental Authority that would materially delay or prevent the consummation of any Transaction or otherwise prevent Parent or Merger Sub from performing their material obligations under this Agreement.  Neither Parent nor any subsidiary of Parent nor any property or asset of Parent or any subsidiary of Parent is subject to any continuing order of, consent decree, settlement agreement, or similar written agreement with any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would prevent or materially delay consummation of the Merger or otherwise prevent Parent or Merger Sub from performing their material obligations under this Agreement.

4.6           Information Supplied by Parent and Merger Sub.  None of the information supplied by Parent or Merger Sub or any of their Representatives on their behalf in writing for inclusion in the Proxy Statement (including for incorporation by reference) or any other required filings with the ISA, TASE, FINRA, and NASDAQ shall, on the date the Proxy Statement is first mailed to the holders of Company Shares, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, when taken into account with any subsequent modifying, amending, and/or supplementing information furnished by Parent or Merger Sub to the Company and its shareholders (including via broad, general public dissemination with respect to typographical errors or similar corrections).

4.7           Merger Sub.  All of the outstanding capital stock of Merger Sub is owned directly or indirectly by Parent.  Merger Sub was formed solely for the purpose of consummating the Merger and the other transactions contemplated by this Agreement and has engaged in no business other than in connection with the foregoing.

4.8           Vote Required.  No vote of the holders of any of the outstanding shares of capital stock of Parent is necessary to approve this Agreement and the Transactions.

4.9           Brokers.  No broker, finder, or investment banker (other than JP Morgan whose fees and expenses will be paid by Parent) is entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

5.            Conduct of Business Pending the Merger

5.1           Conduct of Business by the Company Pending the Merger.  Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, except as consented to by Parent in writing (such consent not to be unreasonably withheld, delayed, or conditioned), (i) the Company shall, and shall cause the Company Subsidiaries to, conduct the businesses of the Company and the Company Subsidiaries only in the ordinary course of business and in a manner consistent in all material respects with past practice and in compliance in all material respects with all applicable Laws; (ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, employees, and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers, distributors, licensors, licensees, and other persons with which the Company or any of the Company Subsidiaries has significant business relations; and (iii) the Company shall not, and shall cause the Company Subsidiaries not to, take any action which would adversely affect or is reasonably likely to delay in any material respect the ability of either Parent or the Company to obtain any necessary approvals of any regulatory agency or other Governmental Authority required for the transactions contemplated hereby, provided that an action with respect to the matters specifically listed in Section 5.1(a) to (t) will not constitute a breach of this Section 5.1(i) to (iii) if it complies with the requirements set out therein.  Except as stated in the immediately preceding sentence, without limiting the generality of the foregoing, no Acquired Company shall, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, directly or indirectly, do, or agree to do, any of the following without the prior written consent (such consent not to be unreasonably withheld, delayed, or conditioned) of Parent:

(a)           (i) amend or otherwise change the Company Charter Documents or equivalent organizational documents, (ii) split, combine, subdivide, or reclassify the outstanding Company Securities, (iii) declare, set aside, or pay any dividend or distribution payable in cash, stock or property in respect of any of the Company Securities, (iv) enter into, amend, or modify any shareholder rights agreement, rights plan, “poison pill,” or other similar agreement or instrument, (v) repurchase, redeem, or otherwise acquire any shares of the Company Securities (except pursuant to the forfeiture of Company Options, the acquisition by the Company of Company Shares in settlement of the exercise price of a Company Option or Tax withholding obligations of holders of Company Options, or otherwise pursuant to any Contract in effect as of the date of this Agreement), or (vi) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize or agree to the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any Company Securities (other than the issuance of shares by a wholly owned Company Subsidiary to the Company or another of the wholly owned Company Subsidiaries and the issuance of Company Shares upon exercise of Company Options and Company Warrants);

(b)           (i) acquire any corporation, partnership, limited liability company, other business organization, or any division thereof, whether by merger, consolidation, purchase of stock or assets, exclusive license or otherwise, or (ii) enter into or commit to enter into any joint venture, partnership, joint ownership strategic alliance, or similar relationship;

(c)           adopt a plan of complete or partial liquidation, dissolution, or recapitalization, or merge or consolidate with any other person (other than any such transaction exclusively among wholly owned Company Subsidiaries), or form any subsidiary of any of the Acquired Companies;

(d)           incur, prepay, repurchase, assume, or materially modify any indebtedness for borrowed money or guarantee any indebtedness of another person, make any loans, advances, or capital contributions to or investments in any person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities, except for (i) interest rate swaps on customary commercial terms consistent with past practice and in compliance with the Company’s risk management policies in effect on the date of this Agreement, (ii) loans, advances, or capital contributions to or investments in any Company Subsidiary, (iii) accounts receivable due from a customer of any Acquired Company accrued in the ordinary course of business, or (iv) loans of not more than $10,000 per employee in respect of the advance payment of travel expenses;

(e)           (i) acquire or license any material amount of assets, or (ii) make or commit to any capital expenditures materially in excess of the amounts contemplated for capital expenditures by the Annual Operating Plan, in respect of 2012, and by the Adjusted Annual Operating Plan (as defined below), in respect of 2013.  The term of “Adjusted Annual Operating Plan” refers to the amounts set forth in the Annual Operating Plan, increased by 17%, and including the amounts, not to exceed $3,000,000, expected to be expended in connection with the occupation of the Yevulim Building (as previously disclosed to Parent);

(f)            transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, or allow to lapse or expire or otherwise dispose of any of the material assets, Intellectual Property, product lines, or businesses of any Acquired Company, other than (i) pursuant to Contracts in effect as of, and disclosed to Parent prior to, the date of this Agreement, or (ii) in connection with the license of Software Products or the distribution, sale or license of other products or services, in each case in the ordinary course of business consistent with past practice;

(g)           except as required by Law, (i) make, revoke, or change any material Tax election, take any material position on any material Tax Return filed on or after the date of this Agreement or adopt any material method of Tax accounting or Tax accounting period therefor that is inconsistent with elections made, positions taken, or methods used in preparing or filing similar Tax Returns in prior periods, (ii) settle or resolve any material Tax controversy, (iii) surrender any right to claim a material refund of Taxes, or (iv) consent to any extension or waiver of the limitation period applicable to any material Tax claim, audit, or assessment relating to any Acquired Company;

(h)           except as required pursuant to Contracts in effect as of the date of this Agreement, or as otherwise required by this Agreement or applicable Law or binding customary practice in respect of the release by the Acquired Companies of severance funds to resigning employees:  (i) grant or provide any severance or termination payments or benefits to any of its directors, officers, or employees, (ii) increase the compensation, bonus or pension, welfare, severance, or other benefits of, or pay any bonus to, any of its directors, officers, or employees (other than in connection with new hires and, with respect to employees who are not directors or officers or do not hold a Vice President position, compensation adjustments and payment of accrued bonuses, in each case in the ordinary course of business and consistent with past practices), (iii) establish, adopt, amend, or terminate any Plan or amend the terms of any outstanding equity-based awards, (iv) take any action to accelerate the vesting or payment, fund, or in any other way secure the payment of compensation or benefits under any Plan, to the extent not already provided in any such Plan, except for such actions as are required in order to implement the Transactions and as otherwise set out in this Agreement, (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any Plan or change the manner in which contributions to such Plan are made or the basis on which such contributions are determined, except as may be required by U.S. GAAP, (vi) forgive any loans to any of its directors, officers or employees, (vii) announce, implement, or effect any reduction in labor force, layoff, early retirement program, severance program, or other program or effort concerning the termination of employment of its employees, other than routine employee terminations consistent with past practices, (viii) adopt or enter into any collective bargaining agreement, works council agreement, or other labor union Contract applicable to its employees, or (ix) hire or engage any new executives in leadership positions or executives who directly report to the Company’s Chief Executive Officer;

(i)            settle any Action in any forum or any dispute, or any administrative or other proceedings before or threatened to be brought before a Governmental Authority, including any claims of shareholders and any shareholder litigation relating to this Agreement or any Transaction or otherwise, other than settlements solely for monetary compensation and/or the provision of its services and/or products with an aggregate value of less than $1,000,000;

(j)            fail to keep in force any material insurance policy or replacement or revised provisions providing insurance coverage with respect to its assets, operations, and activities as are currently in effect;

(k)           except in the ordinary course of business consistent with past practice, (i) enter into any Contract that would constitute a Company Material Contract, (ii) modify or amend in any material respect any Company Material Contract, (iii) terminate any Company Material Contract, or (iv) waive, release, or assign any material rights or claims under any Company Material Contract;

(l)            enter into any Contract that limits in any material respect either the type of business in which an Acquired Company (or, after the Effective Time, Parent or its subsidiaries) may engage or the manner or locations in which it may so engage in any business, or would require any Acquired Company to deal exclusively with a person or related group of persons;

(m)          enter into a new line of business that represents a category of revenue that is not discussed in Item 4 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011;

(n)           make any material change with respect to accounting policies or procedures, except as required by changes in U.S. GAAP or by Law;

(o)           apply for any Governmental Grant or Funding Grant;

(p)           enter into, engage in, or amend any transaction or Contract with any interested parties (Ba’alay Inyan) as such term is defined in the Israeli Companies Law except for transactions permitted under clause (h) of this Section 5.1, or as is otherwise required of any Acquired Company pursuant to this Agreement;

(q)           except as otherwise expressly permitted in this Agreement, take any action that would reasonably be expected to result in any of the conditions set forth in Article 7 not being satisfied or intended to prevent, delay, or materially impair the ability of the Company to consummate any Transaction;

(r)            customize the source code of any Software Product for any customer or other Third Party for which customization of the Intellectual Property rights associated therewith is not retained by any Acquired Company, except that the foregoing shall not prevent the Acquired Companies from developing certain customizations of and extensions to the Software Products that are owned exclusively by or licensed exclusively to the customers of the Acquired Companies for whom such customizations and extensions were developed; provided that no such customizations or extensions are material to the conduct of the business of the Acquired Companies, taken as a whole;

(s)           (i) convene any annual or special meeting of the shareholders of the Company (or any adjournment or postponement thereof) for the adoption of any action, or (ii) the Company’s taking or failure to take any action the result of which is to allow any other matter to come before such meeting, that in either case of (i) or (ii) would be in violation of any term or condition set forth in this Agreement that is applicable to any Acquired Company; or

(t)            announce an intention, enter into any formal or informal agreement, or otherwise make a commitment, to do any of the actions described in the foregoing Section 5.1(a) through (s).

6.            Additional Agreements

6.1           Access to Information; Confidentiality.

(a)           From the date hereof until the earlier of: (i) the Effective Time or (ii) the termination of this Agreement in accordance with its terms, except: (x) as prohibited by applicable Law, (y) where such access would, or could reasonably be expected to, cause an Acquired Company to breach confidentiality obligations to which it is subject, or (z) where such access would, or could reasonably be expected to, cause an Acquired Company to waive any attorney-client privilege in any document (it being understood that in the case of the foregoing clauses (x) through (z), the parties shall each use commercially reasonable efforts to cause the maximum amount of such information or make appropriate substitute disclosure arrangements to be provided, each in a manner that does not result in any breach or waiver), the Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees, auditors, and agents of the Company and the Company Subsidiaries to, afford the officers, employees, and other Representatives of Parent and Merger Sub complete access during normal business hours and upon reasonable notice to the officers, employees, agents, properties, assets, offices, plants and other facilities, and books and records of the Company and each Company Subsidiary and shall furnish Parent and Merger Sub with such financial, operating, and other data and information as Parent or Merger Sub, through their officers, employees, or agents, may reasonably request.

(b)           All information obtained by Parent or Merger Sub pursuant to this Section 6.1 shall be kept confidential in accordance with the mutual nondisclosure agreement, dated October 11, 2012 (the “Confidentiality Agreement”), between Parent and the Company.

(c)           No information or knowledge received or obtained pursuant to this Section 6.1 shall affect or be deemed to modify any representation or warranty in this Agreement of any party or any condition to the obligations of any of the parties.

6.2           No Solicitation.

(a)           The Company shall not, and shall cause the Company Subsidiaries and the Company’s and the Company Subsidiaries’ respective Representatives not to, directly or indirectly:

(i)             solicit, initiate, encourage, or take any action to knowingly facilitate the submission of, or any inquiries with respect to, any Acquisition Proposal by a Third Party,

(ii)            participate in any discussions or negotiations with a Third Party or such Third Party’s Representatives regarding, or furnish to any Third Party or Third Party’s Representative, any information or data with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, any Acquisition Proposal or any potential Acquisition Proposal,

(iii)           enter into any letter of intent, memorandum of understanding, acquisition agreement or other agreement, arrangement, or understanding that contemplates an Acquisition Proposal by such Third Party or requiring the Company to terminate, abandon, or fail to consummate the Transactions, or

(iv)           approve, adopt, endorse, or recommend to its shareholders or any other person any Acquisition Proposal;

provided, however, that

prior to the Merger being approved by the Required Shareholder Vote, the Company and its Representatives, in connection with any bona fide written Acquisition Proposal received by the Company or any of its Representatives without any material violation of clause (i) above, may furnish information and data to a Third Party or such Third Party’s Representatives and take any other action referred to in clause (ii) above, if:

(A) the Company Board determines in good faith, after consultation with outside legal counsel, that failing to take such action would result in a breach by the Company Board of its fiduciary duties to the Company and its shareholders under applicable Law,

(B) the Company Board determines in good faith that the Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal,

(C) at least forty-eight (48) hours prior to initially furnishing or otherwise disclosing any such information or data or initiating or participating in any such negotiations or discussions with such Third Party or such Third Party’s Representatives, the Company gives Parent written notice of such Acquisition Proposal, including a copy thereof and the identity of such Third Party, and of the Company’s intention to furnish information or data to or to engage in negotiations or discussions with such Third Party or such Third Party’s Representatives, and

(D) prior to providing any information or data to such Third Party or Third Party’s Representatives, the Company enters into a confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement and which shall not contain restrictions that would prevent the Company from complying with its disclosure obligations in this Section 6.2.

In addition, prior to or contemporaneously with providing any information or data (whether initially or pursuant to subsequent deliveries of information or data) to such Third Party or such Third Party’s Representatives, the Company shall furnish or otherwise make available to Parent such information or data that have not been previously furnished or otherwise made available to Parent, if any.  After receipt of any Acquisition Proposal, request, or inquiry by the Company, it shall promptly (and in any event within twenty-four (24) hours or, if such time is not on a Business Day, then on the next Business Day) keep Parent informed in all material respects of the status and details (including the material terms of the Acquisition Proposal and material amendments or proposed material amendments) of any such Acquisition Proposal, request, or inquiry.  Unless previously provided pursuant to section (C) above, the Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is expected to consider any Acquisition Proposal or any such inquiry or to consider providing information to any person or group in connection with an Acquisition Proposal or related inquiry.

(b)           Neither the Company Board nor any committee thereof shall:

(i)            withdraw, modify, amend, or qualify, in any manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board or any committee thereof of this Agreement, the Merger, or any other Transaction (the “Company Board Recommendation”), or make any public statement inconsistent with the Company Board Recommendation (any of the foregoing, a “Change in Recommendation”),

(ii)            fail to recommend against acceptance of a publicly announced tender or exchange offer that constitutes an Acquisition Proposal within ten (10) Business Days after the earlier of the commencement of such offer and the Company’s receipt of a written request from Parent to recommend against acceptance of such offer, or

(iii)           fail to reconfirm the Company Board Recommendation within ten (10) Business Days after the Company receives a written request from Parent to do so;

unless, in the case of clause (i), clause (ii), or clause (iii) of this sentence, the Company Board has received a Superior Proposal not in violation of Section 6.2(a), or there is another event that was neither known to nor reasonably foreseeable by any member of the Company Board, assuming consultation with the executive officers of the Company, as of or prior to the date of this Agreement, and did not result from or arise out of the announcement or pendency of the Merger, any action required to be taken (or to be refrained from being taken) pursuant to this Agreement, or the receipt of an Acquisition Proposal, the occurrence of which event has a material adverse effect on the Company Board’s ability to recommend the consummation of the Merger without breaching its fiduciary duties to the Company and its shareholders under applicable Law (such event, an “Intervening Event”), and the Company Board, prior to the Company General Meeting, determines in good faith (after consultation with outside legal counsel and, in respect of the Intervening Event, after consulting with a financial advisor of nationally recognized reputation) that in light of the receipt of such Superior Proposal or the occurrence of the Intervening Event, failure to do so (i.e., that failing to make a Change in Recommendation, that recommending against acceptance of a tender or exchange offer in the circumstances described in clause (ii) of this sentence, or that reconfirming the Company Board Recommendation in the circumstances described in clause (iii) of this sentence) would result in a breach by the Company Board of its fiduciary duties to the Company and its shareholders in accordance with applicable Law.

(c)           Neither the Company Board nor any committee thereof shall approve or recommend any Acquisition Proposal by a Third Party or cause or permit the Company to take any action contemplated by Section 6.2(a)(iii).  Notwithstanding the foregoing, prior to the commencement of the Company General Meeting (which commencement shall not be deemed to have occurred if such general meeting is postponed or adjourned in accordance with Section 6.5), the Company Board and the Company may, in response to a written Acquisition Proposal received by the Company and subject to compliance with the terms of Section 6.2(a) in connection with such Acquisition Proposal (or any related Acquisition Proposal), take any of the actions described in the first sentence of this Section 6.2(c) (each a “Specified Action”) if, and only if:

(i)             the Company Board shall have determined in good faith (after consultation with outside legal counsel) that failing to take such Specified Action would result in a breach by the Company Board of its fiduciary duties to the Company and its shareholders under applicable Law;

(ii)            the Company Board shall have determined that such Acquisition Proposal constitutes a Superior Proposal (a “Designated Superior Proposal”);

(iii)           the Company Board shall have provided written notice to Parent that it intends to take a Specified Action in response to such Designated Superior Proposal (a “Notice of Designated Superior Proposal”), which notice shall attach the most current form or draft of any written agreement providing for the transaction contemplated by such Designated Superior Proposal; and

(iv)           Parent shall not have made, during the period commencing upon its receipt of such Notice of Designated Superior Proposal and ending five (5) Business Days thereafter (the “Matching Period”), an offer or proposal that the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation, is at least as favorable, from a financial point of view, to the shareholders of the Company as such Designated Superior Proposal.

During the Matching Period, the Company and its Representatives shall meet with Parent and negotiate in good faith with respect to any revisions to this Agreement Parent may propose.  The Company shall deliver to Parent a new Notice of Designated Superior Proposal with respect to (1) each material revision or material modification to a Designated Superior Proposal that was the subject of a previous Notice of Designated Superior Proposal where such revision or modification is adverse to the Company or its shareholder, and (2) each other material revision or material modification to a Designated Superior Proposal that was the subject of a previous Notice of Designated Superior Proposal where such revision or modification is made during a Matching Period, and a new Matching Period of three (3) Business Days shall commence for purposes of this Section 6.2(c) under either of the circumstances described in clauses (1) and (2) above at the time Parent receives the new Notice of Designated Superior Proposal.  Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be entitled to take a Specified Action (excluding any non-binding letter of intent or memorandum of understanding) unless (A) any and all such Matching Periods have expired, (B) this Agreement has been, or concurrently is, terminated by its terms pursuant to Section 8.1(i) and (C) the Company has paid, or concurrently with the taking of a Specified Action, pays by wire transfer of immediately available funds, the Fee due to Parent pursuant to Section 8.3.

(d)           The Company immediately shall on the date hereof, and shall cause its Representatives immediately to, cease and cause to be terminated any discussions or negotiations with any Third Parties (other than Parent and its Representatives) that may be ongoing with respect to any Acquisition Proposal, and shall immediately request the return of all confidential information regarding the Company provided to any such party prior to the date of this Agreement.

(e)           Nothing contained in this Section 6.2 shall prohibit the Company from taking and disclosing to its shareholder a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that neither the Company nor the Company Board nor any committee thereof shall, except as permitted by Sections 6.2(b) and 6.2(c), withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement, the Transactions or approve or recommend or enter into, or propose publicly to approve or recommend or enter into, any Acquisition Proposal, including a Superior Proposal.

(f)           Unless such actions are taken in connection with a termination of this Agreement in accordance with Section 8.1(g) or 8.1(i), the Company shall not release any Third Party in connection with an Acquisition Proposal from, or waive any provision of, and shall take such steps to enforce as are requested by Parent, any confidentiality or standstill agreement entered into by the Company and such Third Party.

(g)           Without limiting the generality of the foregoing, Parent, Merger Sub and the Company acknowledge and hereby agree that any material violation of the restrictions set forth in Section 6.2(a) by any Representative of the Company shall be deemed to be a breach of Section 6.2(a) by the Company.  The Company shall notify its Representatives of the restrictions under Section 6.2(a) promptly (and in any event within one (1) Business Day) after the date hereof.

6.3           Merger Proposal.  Subject to the Israeli Companies Law, as soon as practicable after the execution and delivery of this Agreement, (a) each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) in a form to be agreed between the Company and Parent (the “Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law, (b) the Company shall call the Company General Meeting no later than the third (3rd) Business Day after the date of this Agreement as set forth in Section 6.5, it being understood that the sole shareholder of Merger Sub has approved the Merger contemporaneously with the execution of this Agreement, and (c) within three (3) days from the date of notice of the Company General Meeting, each of the Company and Merger Sub shall deliver and file the Merger Proposal with the Companies Registrar in accordance with Section 317(a) of the Israeli Companies Law.  Each of the Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform its nonsecured creditors, if any, of the Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law and the regulations promulgated thereunder.  Subject to the Israeli Companies Law, promptly after the Company and Merger Sub shall have complied with the preceding sentence, but in any event no more than three (3) Business Days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Israeli Companies Law, that notice was given to their respective creditors pursuant to Section 318 of the Israeli Companies Law and the regulations promulgated thereunder.  In addition to the above, each of the Company and, if applicable, Merger Sub, shall (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices, or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (1) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (2) one newspaper circulated in New York City, New York, no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (3) in such other manner as may be required by applicable Laws, (ii) within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) of which the Company or Merger Sub, as applicable, is aware, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in subsection (i) above, and (iii) display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(1) above), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar.

6.4           Proxy Statement.  As promptly as practicable after the date of this Agreement, and in any event within eight (8) Business Days after the date hereof, the Company shall prepare the Proxy Statement and cause all required filings relating thereto to be filed with the ISA, TASE, and NASDAQ.  The Company shall use all reasonable efforts (i) to cause the Proxy Statement to comply with all applicable Laws, and (ii) to respond promptly to any comments of the TASE or its staff and any comments of the ISA or its staff.  The Company shall provide Parent and its outside legal counsel a reasonable opportunity to review and comment on the Proxy Statement and any material related to the Company General Meeting (and any adjustment thereof), in each case, each time before either such document (or any amendment thereto) is filed with the ISA or published, and shall include in such document or response any comments reasonably proposed by Parent and its legal counsel, provided that the ultimate discretion whether or not to include any such comments shall remain with the Company.  If any event relating to the Acquired Companies occurs, or if the Company becomes aware of any information, that should be disclosed in a supplement to the Proxy Statement, then the Company shall promptly inform Parent thereof and shall promptly file such supplement with the ISA and, if appropriate, promptly mail such supplement to the shareholders of the Company.  Parent and Merger Sub shall use their commercially reasonable efforts to assist and cooperate with the Company in the preparation and filing of the Proxy Statement and all other required filings with the ISA, TASE, and NASDAQ.

6.5           Company General Meeting.

(a)           The Company, no later than the third (3rd) Business Day after the date of this Agreement, shall establish a record date for, duly call, give notice of, take all action necessary under all applicable Law, and convene and hold a special meeting of its shareholders for the purpose of voting on the proposal to approve the Merger (the “Company General Meeting”).  Subject to the notice requirements of the Israeli Companies Law and the Company Charter Documents, the Company General Meeting shall be held (on a date selected by the Company in consultation with Parent) within no less than thirty-five (35) days after delivery of the notice calling for the Company General Meeting but in any event no later than forty-five (45) days after the date of this Agreement.  The Company shall ensure that all proxies solicited in connection with the Company General Meeting are solicited in compliance with all applicable Law and shall otherwise comply with all Law applicable to such meeting.  The Company shall not permit the adjournment or postponement of the Company General Meeting without the prior written consent of Parent, unless otherwise ordered by an Israeli Governing Authority or required pursuant to applicable Law or the Company’s organizational documents; provided, however, that if Parent so requests, the Company shall adjourn or postpone the Company General Meeting for a period of up to forty-five (45) days.  Prior to the termination of this Agreement in accordance with its terms, the Company shall use its commercially reasonable efforts to obtain the Required Shareholders Vote, provided that the obligations to use commercially reasonable efforts does not derogate in any way from the rights of the Company under Section 6.2.  In the event that Parent, or any person referred to in Section 320(c) of the Israeli Companies Law in connection with Parent, shall cast any votes with respect to this Agreement, the Merger, or the other Transactions, Parent shall, prior to such vote, disclose to the Company the respective interests of Parent or such person in such shares so voted.

(b)           Subject to Section 6.2, the Proxy Statement shall include a statement to the effect that the Company Board recommends that the Company’s shareholders vote to approve the Merger at the Company General Meeting (the recommendation of the Company Board that the Company’s shareholders vote to approve the Merger being referred to as the “Company Board Recommendation”) and a fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Transactions.  Subject to Section 6.2, the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the board of directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed.

(c)           Prior to the termination of this Agreement in accordance with its terms, the Company’s obligation to call, give notice of, and hold the Company General Meeting in accordance with Section 6.5(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement, or submission of any Acquisition Proposal; provided that, notwithstanding the foregoing, the Company shall have no obligation to hold the Company General Meeting after the Company Board has taken a Specified Action and until the expiration of the last Matching Period.

(d)           Immediately after the approval of the Merger by the Company’s shareholders at the Company General Meeting, the Company shall (in accordance with Section 317(b) of the Israeli Companies Law) inform the Companies Registrar of the decision of the Company General Meeting with respect to the Merger.

6.6           Employee Benefits Matters.

(a)           During the period from the Closing Date until December 31, 2013, Parent shall or shall cause its subsidiaries to, provide to each person who is employed by any of the Acquired Companies immediately prior to the Effective Time and remains in the employment of the Surviving Company and its subsidiaries immediately after the Effective Time (the “Retained Employees”) with compensation (including base salary, incentive and bonus opportunities, and equity-based compensation) and employee benefits that are substantially comparable in the aggregate to those employee benefit plans provided by the Acquired Companies to the Retained Employees immediately prior to the Effective Time.

(b)           With respect to each Retained Employee, Parent shall credit or cause its subsidiaries to credit, the period of employment and service recognized by the Acquired Companies or any of their subsidiaries immediately prior to the Closing Date for the purposes of eligibility and vesting under all employee benefit plans, programs, policies, or similar arrangements of Parent and its subsidiaries in which the Retained Employee is eligible to participate.  Parent shall waive, or shall cause its subsidiaries to waive, any restrictions and limitations for pre-existing medical conditions of those Retained Employees or their dependents eligible to participate in a group health plan maintained by Parent or its subsidiaries, subject to insurance coverage requirements under the applicable group health plans.  In addition, Parent shall credit, or shall cause its subsidiaries to credit, each Retained Employee for any co-payments and deductibles paid under the group health plan maintained by Acquired Companies prior to the Closing Date in satisfying any deductible or out of pocket requirements under the group health plan maintained by the Parent or any of its subsidiaries for the plan year in which the Closing Date occurs.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall be construed as requiring the Surviving Company or any of its subsidiaries to employ any Retained Employee for any length of time following the Closing Date.  Subject to the limitations and requirements specifically set forth in this Section 6.6 and in applicable Law, nothing in this Agreement, express or implied, shall be construed to prevent the Surviving Company or any of its subsidiaries from (i) terminating, or modifying the terms of employment of, any Retained Employee following the Closing Date, or (ii) terminating or modifying to any extent any Company employee benefit plan, Merger Sub employee benefit plan, or any other employee benefit plan, program, agreement, or arrangement that the Surviving Company or any of its subsidiaries may establish or maintain.  No covenant or other undertaking in this Agreement shall constitute an amendment to any employee benefit plan, program, policy, or arrangement, and any covenant or undertaking that suggests that an employee benefit plan, program, policy or arrangement will be amended shall be effective only upon the adoption of a written amendment in accordance with the amendment procedures of such plan, program, policy, or arrangement.

6.7           Directors’ and Officers’ Indemnification and Insurance.

(a)           Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company (each, an “Indemnified Person”) acting in such capacities as provided in their respective certificates of the Company Charter Documents and any indemnification or other agreements of the Company as in effect on the date of this Agreement (to the extent that copies have been made available to Parent prior to the date of this Agreement) shall be assumed by the Surviving Company in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms; provided, that such obligations shall be subject to any limitation imposed from time to time under applicable Law.

(b)           For seven (7) years after the Effective Time, the Surviving Company shall maintain in effect any existing officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement; provided, however, that, in satisfying its obligation under this Section 6.7(b), the Surviving Company shall not be obligated to pay an aggregate premium in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount the Company has disclosed to Parent prior to the date of this Agreement.  Notwithstanding the foregoing, at any time Parent or the Surviving Company may, and if so directed by Parent prior to the Effective Time the Company shall, purchase a ‘‘tail’’ directors’ and officers’ liability insurance policy, covering the same persons and providing the same terms with respect to coverage and amount as aforesaid, and which by its terms shall provide coverage until the seventh annual anniversary of the Effective Time, and upon the purchase of such insurance Parent’s and the Surviving Company’s obligations pursuant to the first sentence of this Section 6.7(b) shall cease.

(c)           The rights of each Indemnified Person under this Section 6.7 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

6.8           Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the Company or Parent, as the case may be, becoming aware that any representation or warranty made by it in this Agreement is untrue or inaccurate in any material respect, (b) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which reasonably could be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, (c) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder, (d) any notice or other communication from any person alleging that the consent of such person is required in connection with any of the Transactions, and (e) any change to the number of Company Shares issued and outstanding as set forth in Section 3.3(a) which results from anything other than actions specifically permitted by this Agreement (including the exercise of Company Options); provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

6.9           Litigation. Each of the parties shall promptly notify the other parties of any action, suit, proceeding, or investigation that shall be instituted or threatened against a party to restrain, prohibit, or otherwise challenge the legality of any Transaction.  Each of the parties shall promptly notify the others of any action, suit, proceeding, or investigation that may be threatened or asserted in writing, brought, or commenced against the Company, any of the Company Subsidiaries, Merger Sub, or Parent, as the case may be, that would have been listed in Section 3.9 of the Company Disclosure Schedule or Section 4.5 of the Parent Disclosure Schedule, as the case may be, if such action, suit, proceeding, or investigation had arisen prior to the date hereof.  The Company shall give Parent the opportunity to participate at Parent’s expense in the defense or settlement of any shareholder litigation against Company and its directors relating to the Merger and the transactions contemplated by this Agreement.  The Company agrees that it shall not settle or make an offer to settle any litigation commenced against the Company or any director by any shareholder relating to this Agreement or the Merger or any other Transaction, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned, or delayed).

6.10         Consents and Approvals.

(a)           The parties shall cooperate with each other and use their commercially reasonable efforts to promptly (i) prepare and file all necessary documentation, (ii) effect all applications, notices, petitions, and filings (including, to the extent necessary, any notification required by the HSR Act and any Israeli antitrust Laws, as more specifically addressed in Section 6.11), and (iii) obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the Transactions.  The parties shall consult with each other with respect to the obtaining of all such permits, consents, approvals, and authorizations, and each party will keep the other apprised of the status of matters relating to completion of the Transactions.  Subject to Section 6.11 below, Parent and the Company shall each use its commercially reasonable efforts to resolve any objections that may be asserted by any Governmental Authority with respect to this Agreement or the Transactions.  Parent and the Company, with respect to any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation, or executive order that would adversely affect the ability of the parties to consummate the transactions contemplated hereby, shall use commercially reasonable efforts to prevent the entry, enactment, or promulgation thereof, as the case may be.

(b)           Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of any of the Transactions which causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.11         HSR Act Filing and Other Antitrust Notifications.

(a)           As promptly as possible after the date of this Agreement, each of Parent and the Company shall file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) a pre-merger notification in accordance with the HSR Act with respect to the Merger pursuant to this Agreement, and shall file an antitrust notification in Israel.  Each of Parent and the Company shall furnish promptly to the FTC, the Antitrust Division, and the Israel Antitrust Authority any additional information requested by either of them pursuant to the HSR Act or any other Israeli antitrust notification statutes or regulations; provided, however, that in the event that the FTC or the Antitrust Division or the Israel Antitrust Authority requests additional information prior to the issuance of a request for additional information or documentary material (i.e., a second request), such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Parent and the Company shall cooperate fully with each other in connection with the making of all such filings or responses.  Each of Parent and the Company shall promptly inform the other party of any communication from the Federal Trade Commission, the Department of Justice, or the Israel Antitrust Authority regarding any of the Transactions.  To the extent permitted by Law, each of Parent and the Company shall permit the other party to review in advance any proposed material communication to any Governmental Authority.  If Parent or the Company (or an affiliate thereof) receives a request for additional information or documentary material from any such Governmental Authority with respect to the Transactions, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance, with such request.  None of the parties to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting.  Parent shall not, without the written consent of the Company (which consent shall not be unreasonably withheld), enter into any voluntary agreement between Parent and the FTC or the Antitrust Division pursuant to which Parent will agree not to consummate the Merger for a period of time that will or may potentially end after the date that is three (3) Business Days prior to the Outside Date (as such may be extended in accordance with Section 8.1(b)).

(b)           Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Parent or any of its subsidiaries to, and except with the prior written consent of Parent, the Company shall not take any action to and shall not allow any of the Company Subsidiaries to, consent or proffer to divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, any business or assets of Parent, the Company, or any of their respective subsidiaries.  Notwithstanding anything to the contrary herein, in no event shall the Company or Parent or any of their respective subsidiaries be obligated to litigate or participate in the litigation of any Action, whether judicial or administrative, brought by any Governmental Authority or appeal any order (i) challenging or seeking to make illegal, delaying materially or otherwise directly or indirectly restraining or prohibiting the consummation of the Merger or other Transactions or seeking to obtain from the Company or Parent or any of its subsidiaries any damages in connection therewith, (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent, or any of their respective affiliates of all or any portion of the business or assets of Parent or the Company or any of their respective subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license), or hold separate all or any portion of the business or assets of Parent, the Company, or any of their respective subsidiaries, in each case as a result of or in connection with the Merger or any of the other Transactions, (iii) seeking, directly or indirectly, to impose or confirm limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Company Shares or any shares of capital stock of the Surviving Company on all matters properly presented to the shareholders of the Company or the Surviving Company, respectively, (iv) seeking to require divestiture by Parent, the Company, or any of their respective subsidiaries of any Company Shares or any business or assets of the Company or the Company Subsidiaries or Parent or its subsidiaries, or (v) which would reasonably be expected to impede or prevent the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the Transactions.

6.12         Delisting.  Each of the parties agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to (a) delist the Company Shares from the NASDAQ and the TASE and (b) terminate the registration of the Company Shares under the Exchange Act; provided, however, that such delisting or termination shall not be effective until after the Effective Time.

6.13         Further Assurances.  Each of the parties shall use its commercially reasonable efforts to effect the Transactions.  Each party, at the reasonable request of another party, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting the consummation of this Agreement and the Transactions.

6.14         Public Announcements.  Parent and the Company agree that no press release or public announcement, statement, or disclosure concerning the Merger or any other Transaction shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law, including the rules or regulations of any United States or Israeli securities exchange, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

6.15         Conveyance Taxes.  The Company and Parent shall cooperate in the preparation, execution and filing of all applications, filings, and other documents regarding any Taxes, including any stamp, transfer, recording, registration, and other Taxes and fees, that become payable in connection with the Transactions and that are required or permitted to be filed or paid on or before the Effective Time.  The Conveyance Taxes shall be borne equally by Parent and the Company.  None of the parties shall be responsible for any Taxes, including capital gains Tax, payable by the holder of the Company Shares or Company Options in connection with the Transactions.

6.16         No Control of the Company’s or Parent’s Operations.  Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

7.            Conditions to the Merger

7.1           Conditions Precedent to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the other Transactions are subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of each of the following conditions:

(a)           Accuracy of Representations.  The representations and warranties of the Company in this Agreement (other than the Fundamental Representations (as defined below)) (as such representations and warranties would read, solely for purpose of this section, without any qualifications as to materiality or Material Adverse Effect included therein) shall have been accurate as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than, in each case, those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, that need only be accurate as of such particular date or with respect to such specified period), except where the failure of such representations and warranties to be accurate, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The representations and warranties of the Company contained in Sections 3.1, 3.3 (other than Section 3.3(e)), and 3.24 (collectively, the “Fundamental Representations”) that do not contain materiality or Material Adverse Effect qualifications therein shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than, in each case, those Fundamental Representations that do not contain materiality or Material Adverse Effect qualifications and that address matters only as of a particular date or only with respect to a specified period of time, that need only be accurate in all material respects as of such particular date or with respect to such specified period).  The Fundamental Representations that contain materiality or Material Adverse Effect qualifications shall have been accurate in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than, in each case, those Fundamental Representations that contain materiality or Material Adverse Effect qualifications and that address matters only as of a particular date or only with respect to a specified period of time, that need only be accurate as of such particular date or with respect to such specified period).

(b)           Performance of Covenants.  Each covenant or obligation (other than the covenants and obligations that are set forth in Section 6.2 and Section 6.5) that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed, except where any such failure to so comply or perform, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Each covenant or obligation set forth in Section 6.2 or Section 6.5 that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)           Company Shareholder Approval.  The Merger shall have been duly approved by the Required Shareholder Vote.

(d)           Documents.  Parent shall have received a certificate executed on behalf of Company by an executive officer of Company, confirming that the conditions set forth in Sections 7.1(a) through (c) have been duly satisfied.

(e)           Employees.  The conditions set forth in an instrument signed by Parent and the Company on or prior to the date hereof in respect of the retention of certain employees shall be met.

(f)            No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(g)           HSR Act and Other Antitrust Filings.  The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and there shall not be in effect any voluntary agreement between Parent and the Federal Trade Commission or the Department of Justice entered into in accordance with Section 6.11 pursuant to which Parent has agreed not to consummate the Merger for a period of time; any similar waiting period under any applicable Israeli antitrust Laws shall have expired or been terminated or any Consent required under any Israeli antitrust Laws shall have been obtained.

(h)           No Restraints.  No temporary restraining order, preliminary or permanent injunction, or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Law that makes consummation of the Merger illegal.

(i)            No Governmental Litigation.  There shall not be pending or threatened any Action in which a Governmental Authority is or is threatened to become a party or is otherwise involved:  (i) challenging or seeking to restrain or prohibit the consummation of the Merger, (ii) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries, or from the Company or any of the Company Subsidiaries, any damages or other relief that may be material, (iii) seeking to prohibit or limit in any material respect Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any of the shares of the Surviving Company (excluding to the extent resulting from increases in applicable tax rates on dividends or capital gain tax rates), (iv) that would materially and adversely affect the right of Parent, the Surviving Company or any subsidiary of Parent to own the assets or operate the business of the Company or any of the Company Subsidiaries, or (v) seeking to compel Parent or any subsidiary of Parent, or any of the Company or the Company Subsidiaries, to dispose of or hold separate any material assets as a result of the Merger or any of the other Transactions, in each case of (i) through (v) where each actually has a reasonable prospect of success.

(j)            OCS Notification.  The OCS Notification shall have been provided to the OCS.

(k)           Investment Center Approval.  The approval of the Investment Center with regard to the continuousness of the Tax benefits to which the Company is eligible with respect to its Approved Enterprise Status or Benefited Enterprise Status having been obtained.

(l)            Israeli Statutory Waiting Periods.  At least fifty (50) days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of the Company and Merger Sub.

(m)           Certificate of Merger.  The Company and Merger Sub shall have received the Certificate of Merger from the Companies Registrar.

(n)           Withholding Certificate.  The Company shall have delivered to Parent a certificate, substantially in the form provided for in Sections 1.1445-2(c)(3) and 1.897-2(h) of the Regulations, establishing that the Company is not a U.S.RPHC within the meaning of Section 897(c)(2) of the Code, and has not been such a U.S.RPHC within the five (5) year period ending on the Closing Date.

7.2           Conditions Precedent to the Obligations of the Company.  The obligations of the Company to effect the Merger and otherwise consummate the other Transactions are subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time, of each of the following conditions:

(a)           Accuracy of Representations.  The representations and warranties of Parent in this Agreement that do not contain materiality qualifications shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date.  The representations and warranties of Parent in this Agreement that contain materiality qualifications shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date.

(b)           Performance of Covenants.  All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)           Company Shareholder Approval.  The Merger shall have been duly approved by the Required Shareholder Vote.

(d)           Documents.  The Company shall have received a certificate executed on behalf of Parent by an executive officer of Parent, confirming that the conditions set forth in Sections 7.2(a) and (b) have been duly satisfied.

(e)           HSR Act and Other Antitrust Filings.  The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and any similar waiting period under any applicable Israeli antitrust Laws shall have expired or been terminated or any Consent required under any applicable Israeli antitrust Laws shall have been obtained.

(f)           No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Law that makes consummation of the Merger illegal.

(g)           No Governmental Litigation.  There shall not be pending or threatened any Action in which a Governmental Authority is or is threatened to become a party to or is otherwise involved in challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, where such action has a reasonable prospect of success.

(h)           OCS Undertaking.  Parent shall have executed the OCS Undertaking and delivered it to the OCS.

(i)            Investment Center Approval.  The approval of the Investment Center with regard to the continuousness of the Tax benefits to which the Company is eligible with respect to its Approved Enterprise Status or Benefited Enterprise Status having been obtained.

(j)            Israeli Statutory Waiting Periods.  At least fifty (50) days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of the Company and Merger Sub.

(k)           Deposit of Merger Consideration.  Parent shall deposit with the Paying Agent cash in the Pre-closing Amount to pay the Merger Consideration and the Warrant Consideration.

(l)            Certificate of Merger.  The Company and Merger Sub shall have received the Certificate of Merger from the Companies Registrar.

8.           Termination, Amendment, and Waiver

8.1           Termination.  This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the Company’s shareholders:

(a)           By mutual written consent of Parent and the Company; or

(b)           By either Parent or the Company, if the Merger shall not have been consummated by March 31, 2013 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure to consummate the Merger by the Outside Date, and provided further that if the only conditions that are at such time outstanding are those set out in Section 7.1(g) or, in respect of a proceeding relating to antitrust, Section 7.1(h) or Section 7.1(i), and Section 7.2(e) or, in respect of a proceeding relating to antitrust, Section 7.2(f) or Section 7.2(g), and those that are by their nature to be satisfied on Closing, then the Outside Date shall be extended until June 30, 2013; or

(c)           By either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced, or entered any injunction, order, decree, or ruling or other Law that (i) makes acceptance for payment of, or payment for, the Company Shares or consummation of the Merger illegal or otherwise prohibited, or (ii) enjoins Parent and the Company from consummating the Merger and, in respect of an order, injunction, judgment, judicial decision, decree, or ruling under clause (i) or (ii) above, that shall have become final and non-appealable; or

(d)           By Parent, if (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.1(a) could not be satisfied by the Outside Date (as such may be extended in accordance with Section 8.1(b)), or (ii) any of the Company’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.1(b) could not be satisfied by the Outside Date (as such may be extended in accordance with Section 8.1(b)); provided in each case that Parent shall not be entitled to terminate this Agreement hereunder if Parent or Merger Sub is in material breach of this Agreement and provided in each case that the Company, in good faith, is seeking to promptly cure the inaccuracy of any representation and warranty, or the breach of any covenant; or

(e)           By Parent, if following the execution and delivery of this Agreement, there shall have occurred a Material Adverse Effect; or

(f)           By Parent, if, prior to the commencement of the Company General Meeting (which commencement shall not be deemed to have occurred if such general meeting is postponed or adjourned in accordance with Section 6.5), any of the following shall have occurred:

(i)             the Company Board or any committee thereof shall have made a Change in Recommendation;

(ii)            the Company Board shall have failed to recommend against acceptance of a publicly announced tender or exchange offer by a Third Party that constitutes an Acquisition Proposal within ten (10) Business Days after the earlier of the commencement of such offer and the Company’s receipt of a written request from Parent to recommend against acceptance of such offer;

(iii)           the Company Board shall have failed to reconfirm the Company Board Recommendation within ten (10) Business Days after written request from Parent to do so;

(iv)           the Company shall have failed to include the Company Board Recommendation in the Schedule 14D-9 that would be filed by the Company pursuant to Rules 14d-9(g) and 14e-2(a) in response to a publicly announced tender or exchange offer that constitutes an Acquisition Proposal within ten (10) Business Days after the commencement of such offer;

(v)            the Company shall have committed a material breach of the covenants set forth in Section 6.2 or 6.5(a) or (b); or

(vi)           the Company Board or any committee thereof shall have resolved to, or the Company shall have publicly announced an intent to, do or not do, as appropriate, any of the foregoing actions described in clauses (i)-(v) above; or

(g)           By Parent, if (i) the Company Board or any committee thereof shall have recommended or approved any Acquisition Proposal made by a Third Party, or (ii) the Company shall have taken any action specified in Section 6.2(a)(iii), or the Company Board or any committee thereof shall have resolved to do, or the Company shall have publicly announced an intent to do, any of the foregoing; or

(h)           By either Parent or the Company if (i) the Company General Meeting, including any adjournments and postponements thereof, shall have been held and completed and the Company’s shareholders shall have taken a final vote on the proposal to approve the Merger, and (ii) the Merger shall not have been approved at such meeting by the Required Shareholder Vote (and shall not have been approved at any adjournment or postponement thereof); or

(i)            By the Company, if the Company Board or any committee thereof shall have determined, pursuant to Section 6.2(c), to enter into a definitive agreement with respect to a Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to this Section 8.1(i), and any purported termination pursuant to this Section 8.1(i) shall be void, unless (i) the Company Board or committee shall have made such determination in full compliance with all the procedures described in Section 6.2(c), (ii) prior to or simultaneously with such termination the Company shall have paid or shall pay to Parent the Fee as provided by Section 8.3(a)(iii), and (iii) immediately following such termination the Company enters into such definitive agreement with respect to such Superior Proposal.

(j)            By the Company, if (i) any of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.2(a) could not be satisfied by the Outside Date (as such may be extended in accordance with Section 8.1(b)) or (ii) any of the covenants of Parent and Merger Sub contained in this Agreement shall have been breached such that the condition set forth in Section 7.2(b) could not be satisfied by the Outside Date (as such may be extended in accordance with Section 8.1(b)); provided in each case that the Company shall not be entitled to terminate this Agreement hereunder if the Company is in material breach of this Agreement, and provided in each case that Parent or Merger Sub, as applicable, in good faith, is seeking to promptly cure the inaccuracy of any representation and warranty or the breach of any covenant.

8.2           Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect, and there shall be no liability on the part of Parent, Merger Sub, the Company, or their respective officers, directors, stockholders, shareholders, or affiliates; provided, however, that (a) the provisions of Section 6.1(b) (Access to Information; Confidentiality), Section 6.14 (Public Announcements), this Section 8.2 (Effect of Termination), Section 8.3 (Fees and Expenses), and Section 9 (General Provisions) shall remain in full force and effect and survive any termination of this Agreement, and (b) nothing herein shall relieve any party from liability for any fraud or willful breach of any of its representations, warranties, or covenants hereunder.  A termination of this Agreement shall not cause a termination of the Confidentiality Agreement or any other agreement between the parties.

8.3           Fees and Expenses.

(a)           In the event that this Agreement is terminated:

(i)             by Parent pursuant to Section 8.1(d) and an Acquisition Proposal by a Third Party shall have been received by the Company or publicly announced after the date hereof and prior to such termination and not withdrawn and within twelve (12) months after such termination the Company enters into a definitive agreement, or binding letter of intent, memorandum of understanding, or other similar binding agreement, with respect to an Acquisition Proposal or an Acquisition Proposal is consummated; or

(ii)            by Parent pursuant to Section 8.1(f) or 8.1(g); or

(iii)           by the Company pursuant to Section 8.1(i);

then, in any such event, the Company shall pay Parent a fee of $22,500,000 (the “Fee”), which amount shall be payable by wire transfer of immediately available funds.  The Fee shall be paid (x) in the circumstances described in clause (i) above, promptly (but in no event later than one (1) Business Day) following the first to occur of the entry into of such definitive agreement or binding letter of intent, memorandum of understanding, or similar binding document and consummation of such Acquisition Proposal, (y) in the circumstances described in clause (ii) above, promptly (but in no event later than one (1) Business Day) following termination, and (z) in the circumstances described in clause (iii) above, prior to and as a condition to the termination.

(b)           Except as set forth in this Section 8.3, all costs and expenses incurred in connection with this Agreement, the Voting and Support Agreements and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

9.            General Provisions

9.1           Amendment.  This Agreement may be amended by the parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Company Share shall be converted upon consummation of the Merger.  This Agreement may not be amended except by an instrument in writing signed by each of the parties.

9.2           Waiver.  At any time prior to the Effective Time, any party may (a) extend the time for the performance of any obligation or other act of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  No failure on the part of any party to exercise any power, right, privilege, or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege, or remedy under this Agreement, shall operate as a waiver of such power, right, privilege, or remedy; and no single or partial exercise of any such power, right, privilege, or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege, or remedy.

9.3           No Survival of Representations.  The representations and warranties of the Company, Parent, and Merger Sub contained in this Agreement shall terminate at the Effective Time.

9.4           Notices. All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be given and shall be deemed to have been duly given if delivered personally (notice deemed given upon receipt), emailed (notice deemed given upon confirmation of receipt), sent by a nationally recognized overnight courier service such as Federal Express (notice deemed given upon receipt of proof of delivery), or mailed by registered or certified mail, return receipt requested (notice deemed given upon receipt) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.4):

if to Parent or Merger Sub:

NCR Corporation
3097 Satellite Boulevard
Duluth, Georgia 30096
Email: law.notices@ncr.com
Attention: General Counsel/Notices, 2nd Floor

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105
Email: bmann@mofo.com
Attention: Bruce Mann

and to:

Amit, Pollak, Matalon & Co
NYP Tower, 19th Floor
17 Yitzhak Sadeh St.
Tel Aviv 6777, Israel
Email: d_marcus@apm-law.com
Attention: Daniel Marcus, Adv.

if to the Company:

Retalix Ltd.
10 Zarhin Street
Ra’anana 4300, Israel
Email: sarit.sagiv@retalix.com
Attention: Sarit Sagiv

with a copy (which shall not constitute notice) to:

Meitar Liquornik Geva & Leshem Brandwein, Law Offices
16 Abba Hillel Silver Rd.
Ramat Gan 52506, Israel
Email: dan@meitar.com & aoz@meitar.com
Attention: Dan Geva, Adv. & Assaf Oz, Adv.

9.5           Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

9.6           Entire Agreement; Assignment.  This Agreement and the Voting and Support Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law, or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any affiliate of Parent, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

9.7           Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.7 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

9.8           Specific Performance.  The parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that, without derogating from the applicable court’s general discretion to decline granting any equitable relief, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms hereof, in addition to any other remedy at Law or equity.

9.9           Governing Law.  This Agreement shall be solely governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any other choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any other jurisdiction; provided, however, that the form and content of the Merger and consequences thereof shall be governed by the Israeli Companies Law.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any New York state or federal court sitting in New York City, New York.  The parties hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the County of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

9.10         Waiver of Jury Trial.  EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS.  Each of the parties (a) certifies that no representative, agent, or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 9.10.

9.11         General Interpretation.

(a)           The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)           Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits, or Schedules shall be deemed to refer to Sections, Articles, Annexes, Exhibits, or Schedules of or to this Agreement, as applicable.

(c)           Unless otherwise indicated, the words “include,” “includes,” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(d)           The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding, or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(e)           Except as otherwise indicated, (i) all references in this Agreement to dollar amounts and to “$” are intended to refer to U.S. dollars, and (ii) all references in this Agreement to “NIS” are intended to refer to New Israeli Shekels.

(f)            The English language version of this Agreement shall be controlling (and any translation of this Agreement into the Hebrew language shall be for the convenience of the parties only and shall not be taken into account in connection with the construction or interpretation of this Agreement).

(g)           Any reference herein to any Law or legal requirement (including to any statute, ordinance, code, rule, regulation, or any provision thereof) shall be deemed to include reference to such Law or to such legal requirement, as amended, and any legal requirements promulgated thereunder or successor thereto. It is understood and agreed that, in the absence of compelling legal authority in Israel to the contrary, the Company, the Company Board and the Company’s outside legal counsel shall be entitled to rely on and deem applicable to the Company and the Company Board the Law applicable to corporations incorporated in Delaware for purposes of making the conclusions contemplated by Section 6.2 (and providing advice with respect thereto) relating to the fiduciary duties of such person for purposes of this Agreement, and that references to the “fiduciary duties” of the Company Board and other terms of similar import shall, for purposes of this Agreement, include reference to such Delaware Law. The immediately preceding sentence is intended only to govern the contractual rights of the parties to this Agreement; it being understood and agreed that nothing in this Agreement is intended to modify any fiduciary duties of the Company Board under applicable Law or give rise to any breach or violation of this Agreement on the part of the Company by reason of the fact that the Company Board has complied with the Law of the State of Israel, rather than the Delaware Law, governing the duties owed by a director of a company formed under the Laws of the State of Israel to such company, its shareholders, or any other person.

(h)           Where a document is described as having been, or is required to be, provided or made available by the Company to another party, such document shall be deemed to have been so provided where it has been delivered in any manner by or on behalf of the Company to Parent, its counsel, or any of its other Representatives, including where it is delivered in electronic form by email or through the Project Moon Virtual Data Room operated by Intralinks, or where it is otherwise available publicly including through EDGAR or the Companies Registrar.

9.12         Counterparts.  This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

 IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NCR Corporation

By	/s/ John G. Bruno
Name: John G. Bruno
Title: Chief Technology Officer and
Executive Vice President

Moon S.P.V. (Subsidiary) Ltd.

By	/s/ John G. Bruno
Name: John G. Bruno
Title: Director

Retalix Ltd.

By	/s/ Avinoam Naor
Name: Avinoam Naor
Title: Director

[Signature Page to Merger Agreement]